UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2007

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant’s Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Azopardo 1025

Buenos Aires C1107ADQ

Argentina

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

EDENOR S.A.

Balance Sheets as of September 30, 2007 and December 31, 2006
Statements of Income for the nine-month periods ended September 30, 2007 and 2006
Statements of Changes in Shareholders’ Equity for the nine-month periods ended September 30, 2007 and 2006
Statements of Cash Flows for the nine-month periods ended September 30, 2007 and 2006
Notes to the Financial Statements as of September 30, 2007 and 2006
and December 31, 2006

Shareholders and public in general who are interested in taking knowledge about the report related to the Financial Statements as of September 30, 2007, which will be published in the electronic data base of the Securities and Exchange Commission (SEC), please visit Edenor website at www.edenor.com.

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR S.A.)

BOARD OF DIRECTORS

CHAIRMAN:	Alejandro Macfarlane

VICE CHAIRMAN:	Marcos Marcelo Mindlin

DIRECTORS:	Damián Miguel Mindlin
Gustavo Mariani
Luis Pablo Rogelio Pagano
Gustavo María Giugale (*)
Alfredo Mac Laughlin
Ricardo Torres
Diego Martín Salaverri
Edgardo Alberto Volosín
Ignacio Raúl Chojo Ortiz
Rafael Mancuso

ALTERNATE DIRECTORS:	Jorge Grecco
Javier Douer
Pablo Díaz
Damián Burgio (*)
Brian Henderson
Martín Alejandro Mittelman (*)
Maia Chmielewski
Gabriel Cohen
Eduardo Maggi
Alejandro Mindlin
Carlos Florencio Correa Urquiza

SUPERVISORY COMMITTEE

MEMBERS:	Javier Errecondo
José Daniel Abelovich
Marcelo Javier Ruiz

ALTERNATE MEMBERS:	Santiago Dellatorre
Marcelo Héctor Fuxman
Roberto Daniel Murmis

(*) They have submitted their resignations which were accepted by the Board of Directors’ meeting held on October 26, 2007. In order to appoint their replacements a Shareholders’ Meeting has been convened for November 14, 2007.

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR S.A.)

Legal address: 1025 Azopardo Street - Autonomous City of Buenos Aires

FISCAL YEAR No. 16 BEGINNING ON JANUARY 1, 2007

FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2007

Main business: Distribution of electricity and commercial services in the area and under the terms of the concession agreement by which this public service is regulated (Note 1).

Date of registration with the Public Registry of Commerce:

of the Articles of Incorporation: August 3, 1992

of the last amendment to the By-laws: May 28, 2007

Term of the Corporation: Through August 3, 2087

Registration number with the “Inspección General de Justicia” (the Argentine governmental regulatory agency of corporations): 1,559,940

CAPITAL STRUCTURE

AS OF SEPTEMBER 30, 2007
(Note 16.a)

(amounts stated in pesos)

Class of shares	Subscribed and paid-in
Common, book-entry shares, face value 1 and 1 vote per share
Class A	462,292,111
Class B	442,210,385
Class C	1,952,604
906,455,100

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR S.A.)

BALANCE SHEETS AS OF SEPTEMBER 30, 2007 AND DECEMBER 31, 2006

(stated in thousands of pesos)

	2007	2006
CURRENT ASSETS
Cash and banks	5,050	481
Investments (Exhibit D)	186,515	32,192
Trade receivables (Note 4)	319,295	270,938
Other receivables (Note 5)	18,873	30,221
Supplies	20,925	13,635
Total Current Assets	550,658	347,467

NON-CURRENT ASSETS
Trade receivables (Note 4)	109,583	0
Other receivables (Note 5)	154,696	256,475
Investments in other companies (Exhibit C)	432	378
Supplies	6,853	4,921
Property, plant and equipment (Exhibit A)	2,992,251	2,925,422
Total Non-Current Assets	3,263,815	3,187,196

Total Assets	3,814,473	3,534,663

	2007	2006
CURRENT LIABILITIES
Trade accounts payable (Note 6)	284,985	267,640
Loans (Note 7)	26,682	2,029
Salaries and social security taxes (Note 8)	53,962	51,446
Taxes (Note 9)	85,817	62,192
Other liabilities (Note 10)	30,390	26,380
Accrued litigation (Exhibit E)	36,615	25,914
Total Current Liabilities	518,451	435,601

NON-CURRENT LIABILITIES
Trade accounts payable (Note 6)	34,343	31,250
Loans (Note 7)	1,013,071	1,095,490
Salaries and social security taxes (Note 8)	24,098	20,287
Other liabilities (Note 10)	260,180	241,079
Accrued litigation (Exhibit E)	42,284	40,606
Total Non-Current Liabilities	1,373,976	1,428,712
Total Liabilities	1,892,427	1,864,313

SHAREHOLDERS' EQUITY (as per related statements)	1,922,046	1,670,350

Total Liabilities and Shareholders' Equity	3,814,473	3,534,663

The accompanying notes 1 through 27 and supplemental exhibits A, C, D, E, G and H are an integral part of these financial statements

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR S.A.)

STATEMENTS OF INCOME

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2007 AND 2006

(stated in thousands of pesos)

	2007	2006
Net sales (Note 11)	1,503,244	1,022,863
Electric power purchases	(672,646)	(589,408)

Gross margin	830,598	433,455

Transmission and distribution expenses (Exhibit H)	(314,407)	(268,649)
Selling expenses (Exhibit H)	(83,532)	(66,983)
Administrative expenses (Exhibit H)	(81,815)	(67,417)

Net operating income	350,844	30,406

Financial income (expenses) and holding gains (losses)
Generated by assets
Exchange difference	1,002	3,016
Interest	8,101	10,998
Holding results	28	231
Generated by liabilities
Financial expenses (*)	(13,130)	(22,613)
Exchange difference	(32,147)	(29,896)
Interest (**)	(38,028)	(44,136)

Adjustment to present value of the retroactive tariff increase arising from the application of the new electricity rate schedule and of the Payment Plan Agreement with the Province of Bs.As. (Notes 13 and 17.b)	(32,404)	0
Gain on extinguishment of former debt (Note 3.k)	0	179,243
Adjustment to present value of notes (Note 3.k)	(46,261)	75,495
Loss from the repurchase of notes (Notes 3.k and 14)	(808)	0
Adjustment to present value of repurchased notes	877	0

Other expense, net (Note 12)	(21,335)	(15,031)

Income before taxes	176,739	187,713
Income tax (Note 3.n)	(106,816)	72,315

Net income for the period	69,923	260,028

Earnings per common share	0.077	0.313

(*) The breakdown of financial expenses is as follows:

Fees related to the Corporate Notes Issuance Program (Note 23)	(5,043)	0
Fees related to the initial public offering of capital stock (Note 1)	0	(10,074)
Financial assistance Electricidad Argentina S.A. (Note 15)	(4,648)	(6,538)
Withholdings income tax and others financial expenses	(3,439)	(6,001)
Total	(13,130)	(22,613)

(*) The breakdown of financial expenses is as follows:

(**) Includes 4,422 as of September 30, 2006, with Related Parties (note 15)

The accompanying notes 1 through 27 and supplemental exhibits A, C, D, E, G and H are an integral part of these financial statements

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR S.A.)

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2007 AND 2006

(stated in thousands of pesos)

	2007							2006
	Shareholders' contributions				Retained earnings
	Nominal Value	Adjustment to	Additional Paid-in		Appropriated Retained Earnings Legal	Unappropriated Retained Earnings Accumulated
	(Note 16.a)	Capital	Capital	Total	Reserve	Deficit	Total	Total
Balance at beginning of year	831,610	996,489	-	1,828,099	53,320	(211,069)	1,670,350	1,377,284

Capital increase resolved by the Board of Directors meeting held on June 14, 2007, as per the power granted by the Shareholders' Meeting held on June 7, 2006 (Note 16)	74,845	-	106,928	181,773	-	-	181,773	-

Net income for the period	-	-	-	-	-	69,923	69,923	260,028

Balance at end of period	906,455	996,489	106,928	2,009,872	53,320	(141,146)	1,922,046	1,637,312

The accompanying notes 1 through 27 and supplemental exhibits A, C, D, E, G and H are an integral part of these financial statements

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR S.A.)

STATEMENTS OF CASH FLOWS

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2007 AND 2006

(stated in thousands of pesos)

	2007	2006
Changes in cash and cash equivalents
Cash and cash equivalents at beginning of year (Note 18.a)	32,673	308,139
Cash and cash equivalents at end of period (Note 18.a)	191,565	40,849
Net increase (decrease) in cash and cash equivalents	158,892	(267,290)

Cash flows from operating activities
Net income for the period	69,923	260,028

Adjustments to reconcile net income to net cash flows provided by operating activities
Depreciation of property, plant and equipment (Exhibit A)	132,445	134,759
Retirement of property, plant and equipment (Exhibit A)	495	403
Gain from investments in affiliated company	(54)	(11)
Gain on extinguishment of former debt (Note 3.k)	0	(179,243)
Adjustment to present value of notes (Note 3.k)	46,261	(75,495)
Adjustment to present value of repurchased notes	(877)	0
Exchange difference, interest and penalties on loans	55,774	59,944
Supplies recovered from third parties	0	(5,782)
Income tax (Note 3.n)	106,816	(72,315)
Adjustment to present value of the retroactive tariff increase arising from the application of the new electricity rate schedule and of the Payment Plan Agreement with the Province of Bs.As. (Note 17.b)	32,404	0

Changes in assets and liabilities:

Net increase in trade receivables	(192,635)	(25,165)
Net decrease (increase) in other receivables	6,311	(20,995)
Increase in supplies	(9,222)	(4,008)
Increase in trade accounts payable	20,438	31,724
Increase in salaries and social security taxes	6,327	15,581
Increase (Decrease) in taxes	23,625	(4,379)
Increase in other liabilities	10,605	38,505
Net increase in accrued litigation	12,379	5,872

Financial interest paid (net of interest capitalized) (Note 18.b)	(14,608)	(12,276)
Financial interest collected (Note 18.b)	2,291	1,482

Net cash flows provided by operating activities	308,698	148,629
Cash flows from investing activities
Additions of property, plant and equipment	(187,263)	(105,125)
Net cash flows used in investing activities	(187,263)	(105,125)

Cash flows from financing activities
Decrease in loans	(144,316)	(310,794)
Capital increase (Note 16)	181,773	0
Net cash flows provided by (used in) financing activities	37,457	(310,794)

Net Increase (Decrease) in Cash and Cash Equivalents	158,892	(267,290)

The accompanying notes 1 through 27 and supplemental exhibits A, C, D, E, G and H are an integral part of these financial statements

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A.
(EDENOR S.A.)

NOTES TO THE FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2007 AND 2006 AND DECEMBER 31, 2006

(amounts stated in thousands of Argentine pesos, except as otherwise indicated)

1.	ORGANIZATION AND START UP OF THE COMPANY

In compliance with Law N° 24,065 and in agreement with the reform process of the Argentine Federal Government and the privatization program of Argentine state-owned companies, the entire business of generation, transportation, distribution and sale of electric power carried on by Servicios Eléctricos del Gran Buenos Aires S.A. (SEGBA) was declared to be subject to privatization; the operation was divided into seven business units: three for the distribution and four for the generation of electric power.

On May 14, 1992, the Ministry of Economy and Public Works and Utilities, by Resolution N° 591/92, approved the Bidding Terms and Conditions (Bid Package) of the International Public Bidding for the sale of the Class "A" shares, representing 51% of the capital stock of Empresa Distribuidora Norte S.A. (hereinafter, “EDENOR” or “the Company”) and Empresa Distribuidora Sur S.A. (EDESUR S.A.), two of the three electric power distribution companies into which SEGBA had been divided.

EDF International (EDF S.A.), Empresa Nacional Hidroeléctrica del Ribagorzana, S.A. (ENHER), Astra Compañía Argentina de Petróleo S.A. (ASTRA), Socièté D'Amenagement Urbain et Rural (SAUR), Empresa Nacional de Electricidad S.A. (ENDESA) and J.P. Morgan International Capital Corporation formed Electricidad Argentina S.A. (EASA) to bid for the Class "A" shares of EDENOR, a company organized on July 21, 1992 by Decree N° 714/92 of the Federal Government.

EASA was awarded the Class “A” shares of EDENOR based on a bid of US$ 427,972,977 (equivalent to the same amount in Argentine pesos as of such date). The corresponding contract for the transfer of 51% of EDENOR’s capital stock was executed on August 6, 1992. The award as well as the transfer contract was approved on August 24, 1992 by Decree N° 1,507/92 of the Federal Government. Finally, on September 1, 1992, EASA took over the operations of EDENOR.

In accordance with the provisions of Decree N° 282/93 of the Federal Government, dated February 22, 1993, the recorded values of assets, liabilities and net capital arising from the transfer of SEGBA, were determined on the basis of the price actually paid for 51% of EDENOR’s capital stock (represented by the totality of Class “A” shares). This price was also used as the basis to determine the value of the remaining 49% of the capital stock. In order to determine the value of the assets transferred from SEGBA, the amount of liabilities assumed was added to the value of the total capital stock of 831,610, determined as indicated above. Management estimates that the amounts of the assets transferred from SEGBA represented their fair values as of the date of the privatization.

The corporate purpose of EDENOR is to engage in the distribution and sale of electricity within the concession area. Furthermore, the Company may subscribe or acquire shares of other electricity distribution companies, subject to the approval of the regulatory agency, lease the network to provide electricity transmission or other voice, data and image transmission services, and render advisory, training, maintenance, consulting, and management services and know-how related to the distribution of electricity both in Argentina and abroad. These activities may be conducted directly by EDENOR or through subsidiaries or related companies. In addition, the Company may act as trustee of trusts created under Argentine laws, including extending secured credit facilities to service vendors and suppliers acting in the distribution and sale of electricity, who have been granted guarantees by reciprocal guarantee companies owned by the Company.

On June 12, 1996, the Extraordinary Shareholders’ Meeting approved the change of the Company’s name to Empresa Distribuidora y Comercializadora Norte S.A. (EDENOR S.A.) so that the new name would reflect the description of the Company’s core business. The amendment to the Company’s by-laws as a consequence of the change of name was approved by the National Regulatory Authority for the Distribution of Electricity (ENRE - Ente Nacional Regulador de la Electricidad), through Resolution N° 417/97 and registered with the Public Registry of Commerce on August 7, 1997.

On May 4 and June 29, 2001, EDF International S.A. (a wholly-owned subsidiary of EDF) acquired all the shares of EASA and EDENOR held by ENDESA Internacional, YPF S.A. (surviving company of ASTRA) and SAUR. Therefore, the direct and indirect interest of EDF International S.A. (EDFI) in EDENOR increased to 90%.

On June 29, 2005, the Board of Directors of EDF approved a draft agreement with Dolphin Energía S.A. (Dolphin) pursuant to which it would assign 65% of EDENOR’s capital stock (held by EDFI) through the transfer of all Class “A” common shares held by EASA and 14% of the Class “B” common shares. In this manner, EDFI would retain a 25% interest in EDENOR. The remaining 10% would be kept by the employees according to the Employee Stock Ownership Program (ESOP). The closing of the agreement took place upon its approval by the corresponding French and Argentine governmental authorities.

On September 15, 2005, by virtue of the stock purchase-sale agreement entered into by EDFI and Dolphin and Dolphin’s subsequent partial assignments of its interest in EASA and EDENOR to IEASA S.A. (IEASA) and New Equity Ventures LLC (NEV), the formal take over by Dolphin took place, together with the change in the Company’s indirect control through the acquisition of 100% of the capital stock of EASA, which is the controlling company of EDENOR, by Dolphin (90%) and IEASA (10%) (See last paragraph of this Note). Furthermore, as a result of the aforementioned agreement, the ownership of the Company’s Class “B” common shares (representing 39% of its capital stock) changed with 14% of the Company’s capital stock now being held by NEV and the remaining 25% being kept by EDFI.

On April 28, 2006, the Company’s Board of Directors decided to initiate the public offering of part of the Company’s capital stock in local and international markets, including, but not limited to the trading of its shares in the Buenos Aires Stock Exchange (BCBA) and the New York Stock Exchange (NYSE), United States of America.

On June 7, 2006, the Ordinary and Extraordinary Shareholders’ Meeting resolved to increase capital stock up to ten percent (10%), request authorization for the public offering from both the National Securities Commission (CNV) and the Securities and Exchange Commission (SEC) of the United States of America, as well as authorization to trade from both the Buenos Aires Stock Exchange and the New York Stock Exchange, entrusting the Board of Directors with the task of taking the necessary steps to implement such resolutions.

Additionally, it was decided that an American Depositary Receipts (ADRs) program, represented by American Depositary Shares (ADSs) would be created and that it would be the responsibility of the Board of Directors to determine the terms and conditions and the scope of the program.

On June 14, 2007, the Board of Directors held a meeting in which a final report on Edenor’s capital increase and public offering process, which ended on May 7, 2007 at 3 p.m., date on which the preferential subscription period established for the Company’s shareholders expired, was presented. As a result of the above-mentioned process, the Company’s Class B shares and American Depositary Shares (“ADSs”), representing Class B shares, are currently traded at the Buenos Aires Stock Exchange and the New York Stock Exchange, respectively. The final capital increase, as resolved by the above-mentioned Board of Directors’ meeting, amounted to nine percent (9%) which is represented by 74,844,900 (seventy-four million eight hundred forty-four thousand nine hundred) new shares subscribed at the international primary offering, fully placed as 3,742,245 ADS. It was also informed that 207,902,540 Class B shares were placed at the international secondary offering as of such date.

The aforementioned issuance was carried out at a price of 2.62 per share. Taking into account that the nominal value of each share is 1.00, an additional paid-in capital, which amounts to 121,249, has been recorded.

For the nine-month period ended September 30, 2007, expenses incurred by the Company in relation to this process amounted to 14,321 which have been offset against the aforementioned additional paid-in capital, in accordance with the provisions of section Nº 202 of the Argentine Business Organizations Law Nº 19,550. Therefore, the outstanding balance of the additional paid-in capital, net of expenses, as of that date amounts to 106,928.

The Class “B” shareholders NEV and EDFI sold at the international secondary offering 49,401,480 and 179,049,520 Class “B” shares, respectively. Additionally, on May 1, 2007, the shareholders NEV and EDFI sold 57,706,040 Class “B” shares at the international secondary offering when the international underwriters fully exercised the over-allotment option (green shoe) contemplated in the prospectus for the public offering and section 2 of the underwriting agreement.

With regard to the Company’s Class “C” shares held by the Employee Stock Ownership Program (ESOP), on April 29, 2007 the ESOP was partially cancelled in advance in conformity with a procedure set forth by the Federal Government, and on April 30, 2007, an amount of 81,208,416 shares, which had been converted into Class “B” shares on April 27, 2007, was sold at the domestic secondary offering. As of the date of issuance of these financial statements, an amount of 1,952,604 Class “C” shares, representing 0.2% of the Company’s capital stock, remains outstanding.

Consequently, as of September 30, 2007, the Company’s capital stock, represented by 906,455,100 shares is held as follows:

a)
51% of the Company’s capital stock, represented by 462,292,111 Class “A” shares, which have been pledged in favor of the Argentine Government as evidenced by the certificate issued by Caja de Valores, is held by EASA,

b)	48.78% of the Company’s capital stock, represented by 442,210,356 Class “B” shares is traded in the market,

c)	0.2% of the Company’s capital stock, represented by 1,952,604 Class “C” shares is held by Banco Nación as trustee of the Employee Stock Ownership Program, and

d)	19 and 10 Class “B” shares are held by NEV and EDFI, respectively.

Furthermore, Dolphin and IEASA contributed 38,170,909 Class “B” shares of the Company, that had been transferred to them by NEV, to EASA, which is the controlling company. On April 27, 2007, the contributed shares were converted into Class “A” shares to ensure that EASA continues to hold 51% of all the Class “A” shares outstanding. Notwithstanding the fact that the abovementioned capital increase is in the process of registration, on April 30, 2007, the Company requested Caja de Valores S.A. the registration of the new Class “A” shares and the extension thereto of the regulatory pledge in favor of the Argentine Government, in compliance with the Bidding Terms and Conditions of the International Public Bidding, the provisions of the Concession Agreement of Edenor S.A., and the terms of the related pledge agreements signed on August 31, 1992 and July 14, 1994 which, in accordance with their second clause, EASA was required to extend the first-priority preferred security interest to any Class “A” Shares of the Company that EASA would acquire on a date subsequent to those of said Agreements.

Moreover, section 19 of the Adjustment Agreement entered into by the Company and the Argentine Government, which was ratified by Decree Nº 1957/2006, stipulates that the pledge on the Company’s shares in favor of the Argentine Government granted as security for the performance of the Concession Agreement will be extended to include the performance of the obligations assumed by the Company in such Adjustment Agreement.

The Company was notified that on June 22, 2007, the shareholders of Dolphin Energía S.A. and IEASA S.A. (that own 100% of the stock of Electricidad Argentina S.A., the controlling company of Edenor S.A.) and Pampa Holding S.A. entered into a memorandum of understanding whereby it was agreed that the totality of the capital stock of Dolphin Energía S.A. and IEASA S.A. would be exchanged for common shares of Pampa Holding S.A.

Furthermore, the Company received a notice from EASA whereby it was informed that the above described transaction was agreed-upon on September 28, 2007 under the Stock Subscription Agreement entered into among Pampa Holding S.A., Marcos Marcelo Mindlin, Damián Miguel Mindlin, Gustavo Mariani, Latin American Energy LLC, New Equity Ventures LLC and Deutsche Bank AG, London Branch. Moreover, on such date, Pampa Holding S.A. acquired 100% of the capital stock of Dolphin Energía S.A. e IEASA S.A, which together own 100% of the capital stock of EASA.

2.	BASIS OF PRESENTATION OF THE FINANCIAL STATEMENTS

Financial statements presentation

These financial statements have been prepared in accordance with accounting principles generally accepted in the Autonomous City of Buenos Aires, Argentina (hereinafter “Argentine GAAP”) and the criteria established by the National Securities Commission (CNV), taking into account that which is mentioned in the following paragraphs.

As from January 1, 2003 and as required by General Resolution N° 434/03 of the CNV, the Company reports the results of its operations, determines the values of its assets and liabilities and determines its profit and loss in conformity with the provisions of Technical Resolutions (TR) N° 8, 9 and 16 through 18 (amended text June 2003). As from January 1, 2004, the Company has applied the provisions of TR N° 21 of the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) as approved by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires (CPCECABA), with specific few exceptions and clarifications introduced by General Resolution N° 459/04 of the CNV.

The CNV through its General Resolutions N° 485/05 and 487/06 decided to implement certain changes in the Argentine GAAP effective for fiscal years or interim periods beginning as from January 1, 2006, by requiring the application of TR N° 6, 8, 9, 11, 14, 16, 17, 18, 21, and 22 and Interpretations 1, 2, 3, and 4, of the FACPCE with the amendments introduced by such Federation through April 1, 2005 (Resolution N° 312/05) and adopted by the CPCECABA (Resolution CD N° 93/05) with certain amendments and clarifications.

Among the aforementioned changes the following can be noted: i) the comparison between the original values of certain assets and their recoverable values, using discounted cash-flows; ii) the consideration of the difference between the accounting and tax values resulting from the adjustment for inflation included in non-monetary assets, as a temporary difference, allowing the Company to either recognize a deferred tax liability or to disclose the effect of such accounting change in a note to the financial statements and (iii) the capitalization of interest cost on certain assets (only those assets that require an extended period of time to be produced or acquired would qualify) during the term of their construction and until they are in condition to be used.

The Company has completed its analysis of the impact of the application of the change mentioned in the preceding paragraph under (i) on its property, plant and equipment and has determined that said change does not have a significant impact on the Company’s financial position or net income for the nine-month period ended September 30, 2007, given that the fair value - defined as the discounted value of net cash flows arising from both the use of the assets and their final disposal-, exceeds their recorded value (Note 3.h).

With regard to item (ii), the Company has decided to disclose said effect in a note to the financial statements. Had the Company chosen to recognize the effect of the adjustment for inflation of its property, plant and equipment as a temporary difference, as of September 30, 2007 a deferred tax liability of approximately 446,256 would have been recorded. As a result, a debit to prior year adjustment (unappropriated retained earnings - accumulated deficit) amounting to 470,172 and a credit to net income for the period, under the income tax account, amounting to 23,916, would have been recorded.

Additionally, had the Company elected to recognize a deferred tax liability, and excluding the effects of the allowance for impairment of value of deferred tax assets, in subsequent years, the Company would have recorded an income tax expense that would have been lower than the income tax expense that will be recorded as a result of maintaining the criterion applied up to the moment, whose distribution in subsequent years has been estimated as follows:

Year	Effect on deferred tax result Nominal value
2007 (three months)	5,982
2008	27,541
2009	26,396
2010	25,011
2011 - 2015	111,174
2016 - 2020	92,321
Remainder	157,831
Total	446,256

In accordance with the provisions of TR N° 17, financial costs in relation to any given asset may be capitalized when such asset is in the process of production, construction, assembly or completion, and such processes, due to their nature, take long periods of time; those processes are not interrupted; the period of production, construction, assembly or completion does not exceed the technically required period; the necessary activities to put the asset in a condition to be used or sold are not substantially complete; and the asset is not in condition to be used in the production or start up of other assets, depending on the purpose pursued with its production, construction, assembly or completion. The Company capitalized financial costs on property, plant and equipment from 1997 to 2001, in 2006 and during the nine-month period ended September 30, 2007. Financial costs capitalized for the nine-month periods ended September 30, 2007 and 2006 amounted to 7,416 and 7,108, respectively.

Consideration of the effects of inflation

The financial statements fully reflect the effects of the changes in the purchasing power of the currency through August 31, 1995. As from such date, and in accordance with Argentine GAAP and the requirements of control authorities, the restatement of the financial statements to reflect the effects of inflation was discontinued until December 31, 2001. As from January 1, 2002, and in accordance with Argentine GAAP, it was established that inflation adjustment be reinstated and that the accounting basis restated as a result of the change in the purchasing power of the currency through August 31, 1995, as well as transactions with original date as from such date through December 31, 2001, be considered as restated as of the latter date. The financial statements have been restated to reflect the effects of inflation based on the variations of the Domestic Wholesale Price Index.

On March 25, 2003, the Federal Government issued Decree N° 664 establishing that financial statements for fiscal years ending as from such date had to be prepared in nominal currency. Consequently, and in accordance with Resolution Nº 441 of the CNV, the Company discontinued the restatement of its financial statements as from March 1, 2003. This criterion does not agree with Argentine GAAP which establishes that financial statements were to be restated through September 30, 2003. The Company has estimated that the effect of not having restated the financial statements through September 30, 2003 is not significant on the financial statements.

Changes in Argentine GAAP

On May 24, 2006 the Board of the CPCECABA approved TR N° 23 "Argentine GAAP - Employee benefits upon termination of labor relationship and other long-term benefits”. This TR is in effect for the Company’s financial statements for fiscal years or interim periods beginning as from January 1, 2007. The application of said resolution does not have a significant valuation impact on the Company’s financial statements. The amounts corresponding to the personnel benefits plan (pension plan) implemented by the Company are as follow (Notes 3.o and 8):

The periodical components of the personnel benefits plan for the nine-month period ended September 30, 2007, that are disclosed in Other (expense) income net under Voluntary retirements - terminations (Note 12), are as follow:

Cost	844
Interest	2,155
Amortization of recognized net actuarial loss	570
3,569

The detail of the variations in the Company’s payment obligations under the personnel benefits plan as of September 30, 2007, is as follows:

Payment obligations under the personnel benefits plan at the beginning of the year	15,352
Cost	844
Interest	2,155
Actuarial loss	0
Benefits paid to participating employees	(291)
Payment obligations under the personnel benefits plan at the end of the period	18,060

Payment obligations under the personnel benefits plan at the end of the period	18,060
Unrecognized net actuarial loss	(5,144)
Total personnel benefits plan (pension plan) (Note 8)	12,916

Actuarial assumptions used were the following:

Discount rate	19%
Salary increase	15%
Inflation	12%

3.	VALUATION CRITERIA

The main valuation criteria used in the preparation of the financial statements are as follow:

a)	Cash and banks:

•	In local currency: at nominal value.

•	In foreign currency: at the exchange rate in effect as of the end of the period/year. The corresponding detail is disclosed in Exhibit G.

b)	Current investments:

Current investments include:

•
Time deposits, which include the portion of interest income accrued through the end of the period/year; those denominated in foreign currency have been valued at the rate of exchange in effect as of the end of the period/year,

•	Money market funds, which have been valued at the prevailing market price as of the end of the period/year, and

•
Notes receivable (Commercial Paper - Erste Bank Austria), which have been valued at acquisition cost, plus interest income accrued through the end of the period/year translated into pesos at the rate of exchange in effect as of the end of the period/year.

c)	Trade receivables:

•	Services rendered and billed but not collected, and services rendered but unbilled as of the end of the period/year, at nominal value;

•
Services rendered but unbilled as of the end of the nine-month period ended September 30, 2007, arising from the retroactive increase deriving from the application of the new electricity rate schedule (Note 17.b) have been valued on the basis of the best estimate of the amount to be collected, discounted at a 10% annual nominal rate, which, in accordance with the Company’s criterion, reasonably reflects market assessments of the time value of money and risks specific to the receivable. A similar procedure was followed with the amount included in the payment plan agreement signed with the Province of Buenos Aires under the Framework Agreement (Note 13).

The amounts thus determined:

1.	are net of an allowance for doubtful accounts, as described in more detail in paragraph i) of this Note.

2.	consider the effects of that which is stated in Note 13.

d)	Other receivables and liabilities (excluding loans):

•	In local currency: at nominal value.

•	In foreign currency: at the exchange rate in effect as of the end of the period/year (Exhibit G).

Trade accounts payable have been valued at nominal value including, if any, interest expense accrued as of the end of the period/year. The values thus obtained do not differ significantly from those that would have been obtained if the Argentine GAAP had been applied, inasmuch as they establish that trade accounts payable must be valued at their estimated cash price at the time of the transaction, plus interest and implicit financing components accrued on the basis of the internal rate of return determined at such opportunity.

Other receivables and liabilities have been valued at their nominal value including, if any, interest income or expense accrued as of the end of the period/year. The values thus obtained do not differ significantly from those that would have been obtained if the Argentine GAAP had been applied, inasmuch as they establish that other receivables and liabilities must be valued on the basis of the best estimate amount to be collected and paid, respectively, discounted at a rate that reflects the time value of money and the risks specific to the transaction estimated at the time of their being recorded in assets and liabilities, respectively.

e)	Municipal Bonds

As of December 31, 2006, the Municipal Financial Restructuring Bonds (Bonos de Saneamiento Financiero Municipal) issued pursuant to Law N° 11,752 were valued at their conversion value according to the legislation mentioned in Note 25 (i.e. face value converted into pesos at the rate of 1.40 Argentine Pesos per US Dollar), restated for inflation as of such year-end, including the inflation-linked CER (“benchmark stabilization coefficient”) adjustment and interest accrued through the end of that year at an annual rate of 4%.

Due to impairment indicators, as of December 31, 2006, the Company recorded an allowance to reduce the value of the above-mentioned bonds to their expected recoverable amount of 5,918 (Note 3.i and Exhibit E).

On January 4, 2007 the Company sold the aforementioned bonds at a value of 5,947.

f)	Supplies:

At acquisition cost restated to reflect the effects of inflation as indicated in Note 2. The consumption of supplies has been valued based on the average cost method.

The Company has classified supplies into current and non-current depending on whether they will be used for maintenance or capital expenditures.

The carrying value of supplies, taken as a whole, does not exceed their recoverable value.

g)	Non-current investments:

It represents the 50% interest held in the related company SACME S.A. (a company organized by means of equal contributions by distribution companies EDENOR S.A. and EDESUR S.A. in accordance with the Bid Package). SACME S.A. is in charge of monitoring the electric power supplied to the aforementioned distributors. As of September 30, 2007 and December 31, 2006, the investment in SACME has been recorded at its equity value.

In order to determine the equity value, the audited financial statements of SACME S.A. as of June 30, 2007 and December 31, 2006 have been used. The Company is not aware of any events occurred in SACME as of September 30, 2007 that could significantly modify that company’s financial position or its results. The accounting principles used by SACME are similar to those applied by EDENOR for the preparation of its financial statements.

h)	Property, plant and equipment:

Property, plant and equipment transferred by SEGBA on September 1, 1992 were valued as of the privatization date as described below, and restated to reflect the effects of inflation as indicated in Note 2. The total value of the assets transferred from SEGBA was allocated to individual assets accounts on the basis of engineering studies conducted by the Company.

The total value of property, plant and equipment has been determined based on the US$ 427 million price effectively paid by EASA for the acquisition of 51% of the Company’s capital stock at acquisition date. Such price was used to value the entire capital stock of EDENOR at 832 million pesos, which, when added to the fair value of the debts assumed by the Company under the SEGBA Privatization Bid Package for 139.2 million less the fair value of certain assets received from SEGBA for 103.2 million, valued property plant and equipment at 868 million.

SEGBA neither prepared separate financial statements nor maintained financial information or records with respect to its distribution operations or the operations in which the assets transferred to EDENOR were used. Accordingly, it was not possible to determine the historical cost of transferred assets.

Additions subsequent to such date have been valued at acquisition cost restated to reflect the effects of inflation as indicated in Note 2, net of the related accumulated depreciation. Depreciation has been calculated by applying the straight-line method over the estimated useful life of the assets which was determined on the basis of the above-mentioned engineering studies. Furthermore, in order to improve the disclosure of the account, the Company has made certain changes in the classification of property, plant and equipment, based on each technical process.

In accordance with the provisions of TR N° 17, financial costs in relation to any given asset may be capitalized when such asset is in the process of production, construction, assembly or completion, and such processes, due to their nature, take long periods of time; those processes are not interrupted; the period of production, construction, assembly or completion does not exceed the technically required period; the necessary activities to put the asset in a condition to be used or sold are not substantially complete; and the asset is not in condition so as to be used in the production or start up of other assets, depending on the purpose pursued with its production, construction, assembly or completion. The Company capitalized financial costs on property, plant and equipment from 1997 to 2001, in 2006 and during the nine-month period ended September 30, 2007. Financial costs capitalized for the nine-month periods ended September 30, 2007 and 2006 amounted to 7,416 and 7,108, respectively.

During the nine-month periods ended September 30, 2007 and 2006, direct and indirect costs capitalized amounted to 23,851 and 18,683, respectively.

The recorded value of property, plant and equipment, taken as a whole, does not exceed their recoverable value.

i)	Allowances (Exhibit E):

•	Deducted from current assets:

•
for doubtful accounts: it has been recorded to adjust the valuation of trade receivables up to their estimated recoverable value. The amount of the allowance has been determined based on the historical series of collections for services billed through the end of the period/year and collections subsequent thereto.

•	Deducted from non-current assets:

•	for impairment of value of deferred tax assets: as of September 30, 2007 and December 31, 2006 the Company has partially reversed out the valuation allowance. (Note 3.n)

•
for impairment of value of Municipal Bonds: due to impairment indicators, as of December 31, 2006 the Company recorded an allowance to reduce the value of such bonds to their expected recoverable amount (Note 3.e).

j)	Accrued litigation:

Amounts have been accrued for several contingencies.

The Company is a party to certain lawsuits and administrative proceedings in several courts and government agencies, including with respect to certain tax contingencies arising from the ordinary course of business. The Argentine tax authority (“AFIP”) has challenged certain income tax deductions related to allowances for doubtful accounts made by the Company on its income tax returns for fiscal years 1996, 1997 and 1998, and has assessed additional taxes for approximately 9,300. Tax related contingencies are subject to interest charges and, in some cases, to fines. This matter is currently on appeal to the tax court. During the appeal process, payment of such claim has been suspended.

The Company is also a party to civil and labor lawsuits in the ordinary course of business.

At the end of each period/year, management evaluates these contingencies and records an accrual for related potential losses when: (i) payment thereof is probable, and (ii) the amount can be reasonably estimated. The Company estimates that any loss in excess of amounts accrued in relation to the above matters will not have a material adverse effect on the Company’s result of operations or its financial position.

The evolution of the accrued litigation account has been disclosed in Exhibit E.

k)	Loans:

As of the end of the period/year, the notes resulting from the restructuring process (Note 14) have been valued on the basis of the best estimate of the amount to be paid, discounted at a 10% annual nominal rate, which, in accordance with the Company’s criterion, reasonably reflects market assessments of the time value of money and specific debt risks.

Under Argentine GAAP, the exchange of debt instruments under substantially different conditions is considered as an extinguishment of the former debt (i.e., debt before restructuring).

The extinguishment of the former debt generated a gain of 179,243 as of September 30, 2006, however the adjustment to present value of future cash flows of the notes, at a market rate of 10% per annum, generated a gain of 75,495 and a loss of 46,261 as of September 30, 2006 and 2007, respectively.

During the nine-month period ended September 30, 2007, as a result of the public offering process described in Note 1, the Company, as required in the trust agreement for the issuance of corporate notes, has partially repurchased at market prices and in successive operations, “discount notes and fixed rate par notes” for a nominal value of US$ 36,000 and 10,604 thousand, respectively. After the aforementioned repurchases, the balance of the financial debt (principal) amounts to US$ 329,826 thousand. The aforementioned operations generated a loss of US$ 266 thousand equivalent to 808, which has been included in the statement of income for the nine-month period ended September 30, 2007 (Note 14).

l)	Shareholders' equity accounts:

These accounts have been restated to reflect the effects of inflation as indicated in Note 2, except for the "Shareholders’ Contributions - Nominal value" account which has been maintained at its nominal value. The excess of the adjusted value over its nominal value has been included in the “Shareholders’ Contributions - Adjustment to Capital” account.

m)	Statement of income accounts:

•	The accounts that accumulate monetary transactions as of September 30, 2007 and 2006 have been disclosed at their nominal values.

•	The charges for non-monetary assets consumed have been valued at cost restated to reflect the effects of inflation on the basis of the date of acquisition of such assets, as indicated in Note 2.

•	Financial income (expense) and holding gains (losses) have been disclosed separately under income (expense) generated by assets and by liabilities.

•	The adjustment to present value of the notes is stated at nominal value.

•	The gain on extinguishment of former debt as of September 30, 2006 is stated at nominal value.

•
The adjustments to present value of trade receivables related to both the application of the retroactive tariff increase agreed upon in the Adjustment Agreement and the payment plan agreement signed with the Province of Buenos Aires for amounts deriving from the Framework Agreement as of September 30, 2007 are stated at their nominal value.

•	The adjustment to present value of repurchased notes as of September 30, 2007 is stated at nominal value.

n)	Income tax and tax on minimum presumed income:

The Argentine GAAP requires the application of the deferred tax method to account for income tax. This method consists of recognizing deferred tax assets and liabilities when temporary differences arise from the valuation of assets and liabilities for accounting and tax purposes. Regarding the restatement of property, plant and equipment to reflect the effects of inflation, the Company has applied Resolution MD (the Board) N° 11/03 of the CPCECABA and General Resolution N° 487/06 of the CNV (see Note 2 - Changes in Argentine GAAP).

As of September 30, 2007, the allowance for impairment of value of deferred tax assets amounted to 48,907. The amount of the allowance has been assessed based on business projections which include the Company’s estimate of future tariff increases deriving from the Adjustment Agreement (Note 17.b).

The reconciliation between the income tax as charge to the statement of income for the periods ended September 30, 2007 and 2006, and the amount that would result from applying the tax rate in effect (35%) to the income before taxes for each period, is as follows:

	2007	2006
Income tax calculated at tax rate in effect on the income before taxes	61,859	65,700
Permanent differences
Adjustment for inflation of property, plant and equipment	23,916	25,211
Accruals and other	4,395	41,384
Income tax	90,170	132,295
Increase (Decrease) in the allowance for impairment of value of deferred tax assets	16,646	(204,610)
Income tax for the period	106,816	(72,315)

Allowance for impairment of value of deferred tax assets
Balance at beginning of year	32,261	312,187
Increase (Decrease) in the allowance for impairment of value of deferred tax assets	16,646	(204,610)
Balance at end of period	48,907	107,577

Additionally, the breakdown of deferred tax assets and liabilities as of September 30, 2007 and December 31, 2006 is as follows:

	2007	2006
Non-current deferred tax assets
Tax-loss carry forward	71,358	143,886
Allowance for doubtful accounts	11,384	6,426
Accruals	37,016	93,179
Adjustment to present value of the retroactive tariff increase arising from the application of the new electricity rate schedule and other trade receivables	11,342	0
Supplies valuation	218	159
	131,318	243,650
Non-current deferred tax liabilities
Property, plant and equipment	(18,239)	(24,209)
Adjustment to present value of the notes	(3,807)	(19,998)
	(22,046)	(44,207)

Net deferred tax assets before allowance	109,272	199,443
Allowance for impairment of value of deferred tax assets	(48,907)	(32,261)
Net deferred tax assets	60,365	167,182

Tax losses to be carried forward as of September 30, 2007 are as follow:

	Amount	Tax rate 35%	Year expiring
Tax loss carry forward 2002	180,119	63,042	2007
Tax loss carry forward 2005	23,761	8,316	2010
Total tax losses as of September 30, 2007	203,880	71,358

As tax losses become statute-barred within five years, the aforementioned tax losses may be applied to offset any future taxable income that may arise within such five-year term.

Additionally, the Company determines the tax on minimum presumed income by applying the current rate of 1% on the Company’s taxable assets as of the end of the period/year. The tax on minimum presumed income and the income tax complement each other. The Company’s tax obligation for a given year will be equal to the higher of these taxes. However, should the tax on minimum presumed income exceed income tax in any given fiscal year, such excess will be eligible for credit against a partial payment of any excess of the income tax over the tax on minimum presumed income that may arise in any of the ten subsequent fiscal years.

For the nine-month period ended September 30, 2007 the Company has estimated a minimum presumed income tax charge of 8,293, whereas for the year ended December 31, 2006 the charge amounted to 19,872. The corresponding outstanding tax credits as of the end of the period/year have been included in Other non-current receivables.

ñ)	Operating leases:

As lessee, EDENOR has lease contracts (buildings) which classify as operating leases.

Common characteristics of these lease contracts are that lease payments (installments) are established as fixed amounts, there are neither purchase option clauses nor renewal term clauses (except for the Handling and Energy Transformation Center contract that has an automatic renewal clause for five-year term) and there are prohibitions such as: transferring or sub-leasing the building, changing its use and/or making any kind of modifications thereto. All operating lease contracts have cancelable terms and lease periods of two or three to thirteen years.

Buildings are for commercial offices, the warehouse, the headquarters building (comprised of administration, commercial and technical offices), the Handling and Energy Transformation Center (two buildings and a plot of land located within the perimeter of Central Puerto Nuevo and Puerto Nuevo) and Las Heras substation.

As of September 30, 2007, future minimum lease payments with respect to operating leases are as follow:

2007	749
2008	1,145
2009	211
2010	147
2011	147
2012	147
Total minimum lease payments	2,546

Total rental expenses for all operating leases for the nine-month periods ended September 30, 2007 and 2006 are as follow:

	2007	2006
Total rental expenses	2,164	1,955

As lessor, Edenor has entered into several operating lease contracts with certain cable television companies granting them the right to use poles of the Company’s network. Most of such lease contracts include automatic renewal clauses.

As of September 30, 2007, future minimum lease collections with respect to operating leases are as follow:

2007	2,471
2008	3,525
2009	1,474
2010	9
2011	9
Total minimum lease collections	7,488

Total rental income for all operating leases for the nine-month periods ended September 30, 2007 and 2006, is as follows:

	2007	2006
Total rental income	7,916	9,276

o)	Labor cost liabilities and Early retirements payable:

They include the following charges:

•	for supplementary benefits of paid leaves of absence derived from accumulated vacation,

•
for seniority-based bonus to be granted to employees with a specified number of years of employment, as stipulated in collective bargaining agreements in effect (as of September 30, 2007 and December 31, 2006, the accrual for such bonuses amounted to 5,176 and 4,847 respectively), and

•
for other personnel benefits (pension plan) to be granted to employees upon retirement, as stipulated in collective bargaining agreements in effect (as of September 30, 2007 and December 31, 2006, the accrual for these benefits amounted to 12,916 and 9,638 respectively).

Liabilities related to the above-mentioned seniority-based bonus and other personnel benefits (pension plans) to be granted to employees, have been determined taking into account all rights accrued by the beneficiaries of both plans as of September 30, 2007 and December 31, 2006, respectively, on the basis of an actuarial study conducted by an independent actuary as of December 31, 2006. Such liabilities have been disclosed under the “Salaries and social security taxes” account as seniority-based bonus and other personnel benefits, respectively (Note 8).

Early retirements payable corresponds to individual optional agreements. After employees reach a specific age, the Company may offer them this option. The related accrued liability represents future payment obligations which as of September 30, 2007 and December 31, 2006 amount to 2,394 and 2,320 (current) and 6,006 and 5,802 (non-current), respectively (Note 8).

p)	Customer deposits and contributions:

Customer deposits:

Under the Concession Agreement, the Company is allowed to receive customer deposits in the following cases:

1.	When the power supply is requested and the user is unable to provide evidence of his legal ownership of the premises;

2.	When service has been suspended more than once in one-year period;

3.	When the power supply is reconnected and the Company is able to verify the illegal use of the service (fraud).

4.	When the customer is undergoing liquidated bankruptcy or reorganization proceedings.

The Company has decided not to request customer deposits from residential T1 tariff customers.

Customer deposits may be either paid in cash or through the customer’s bill, and accrue monthly interest at a specific rate of Banco de la Nación called “reference” rate.

When a customer requests that the supply service be disconnected, the customer’s deposit is credited (principal amount plus any interest accrued through the date of reimbursement). Any balance outstanding at the time of requesting the disconnection of the supply service is deducted from the amount so credited. Similar procedures are followed when the supply service is disconnected due to customer inability to pay for the electricity consumed. Consequently, the Company recovers, either fully or partially, any amount owed for electric power consumption.

When the conditions for which the Company is allowed to receive customer deposits no longer exist, the principal amount plus any interest accrued thereon are credited to the customer’s account.

Customer contributions:

The Company receives advances from certain customers for services to be provided based on individual agreements. Such advances are stated at nominal value as of the end of the period/year .

q)	Revenue recognition:

Revenues from operations are recognized on an accrual basis and derive mainly from electricity distribution. Such revenues include electricity supplied, whether billed or unbilled, at the end of the period/year and have been valued on the basis of applicable tariffs.

The Company also recognizes revenues from other concepts included in distribution services, such as new connections, pole rental, transportation of electricity to other distribution companies, etc.

All revenues are recognized when the Company’s revenue earning process has been substantially completed, the amount of revenues may be reasonably measured, and the economic benefits associated with the transaction flow to the Company.

During the nine-month period ended September 30, 2007, the Company recognized revenues from the retroactive tariff increase deriving from the application of the new electricity rate schedule to non-residential consumption for the period of November 2005 through January 31, 2007 (Note 17.b) as it was during this period that the new electricity rate schedule to be applied as from February 1, 2007, was approved by Resolution No. 51/2007 of the ENRE.

r)	Estimates:

The preparation of the financial statements in accordance with Argentine GAAP requires the Company’s Board of Directors and Management to make estimates that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results and amounts may differ from the estimates used in the preparation of the financial statements.

s)	Earnings per common share:

It has been computed on the basis of the number of shares outstanding as of September 30, 2007, which amounts to 906,455,100, and September 30, 2006 which amounted to 831,610,200 shares. There is no earning (loss) per share dilution, as the Company has issued neither preferred shares nor corporate notes convertible into common shares.

t)	Segment information:

In accordance with the provisions of TR No. 18, the Company is required to disclose segment information provided certain requirements are met. This Resolution establishes the criterion to be followed for reporting information on operating segments in annual financial statements, and requires the reporting of selective information on operating segments in interim financial reports. Operating segments are those components of a company’s activity about which different financial information may be obtained, whether for the allocation of resources or the determination of an asset’s performance. TR N° 18 also establishes the criterion to be applied by a company to disclose its products and services, geographical areas and major customers.

The Company is a natural monopoly that operates in a single business segment, electricity distribution and sale in a specific urban geographical area, pursuant to the terms of the concession agreement that governs the provision of this public service. The Company’s activities have similar economic characteristics and are similar as to the nature of their products and services and the electricity distribution process, the type or category of customers, the geographical area and the methods of distribution. Management evaluates the Company’s performance based on net income. Accordingly, the disclosure of information as described above is not necessary.

u)	Risk management:

The Company operates mainly in Argentina. Its business may be affected by inflation, currency devaluation, regulations, interest rates, price controls, changes in governmental economic policies, taxes and other political and economic-related issues affecting the country. The majority of the Company’s assets are either non-monetary or denominated in Argentine pesos, whereas the majority of its liabilities are denominated in U.S. dollars. As of September 30, 2007, a minimum portion of the Company’s debts accrues interest at floating rates, consequently the Company’s exposure to interest rate risk is limited.

As of September 30, 2007 and December 31, 2006, the Company has not entered into any foreign currency forward contracts or floating interest rate forward contracts.

v)	Concentration risks:

Related to customers

The Company’s accounts receivable derived primarily from the sale of electric power.

No single customer accounted for more than 10% of sales for the nine-month periods ended September 30, 2007 and 2006. The collectibility of trade receivables balances related to the Framework Agreement, which amount to 7,579 and 45,552 as of September 30, 2007 and December 31, 2006, respectively, as disclosed in Notes 4 and 13, is subject to compliance with the terms of such Framework Agreement.

In addition and as described in Note 13, the aforementioned Framework Agreement expired on December 31, 2006. As from such date the Company has been negotiating the renewal of such agreement with the Federal and Provincial Governments. However, the Company has continued supplying electricity to low income areas and shantytowns.

Related to employees who are union members

As of September 30, 2007, approximately 78% of the Company’s employees were union members. Although the relationship with unions is currently stable, the Company may not ensure that there will be no work disruptions or strikes in the future, which could have a material adverse effect on the Company’s business and the results of operations, especially in light of the social tension caused by the economic crisis. Furthermore, collective bargaining agreements signed with unions will expire by the end of the current 2007 fiscal year. There is no guarantee that the Company will be able to negotiate new collective bargaining agreements under the same terms as those currently in place or that there will be no strikes during or after the negotiation process.

The Bid Package sets forth the responsibilities of both SEGBA and the Company in relation to the personnel transferred by SEGBA through Resolution N° 26/92 of the Energy Secretariat. According to the Bid Package, SEGBA will be fully liable for any labor and social security obligations accrued or originated in events occurred before the take-over date, as well as for any other obligations deriving from lawsuits in process at such date.

In December 1998, new collective bargaining agreements were signed with the Sindicato de Luz y Fuerza de la Capital Federal and the Asociación de Personal Superior de Empresas de Energía. These agreements would be in effect for a term of five years to commence as from the date of approval and until the signing of a new agreement. The Ministry of Labor and Social Security approved the agreements signed with both the Sindicato de Luz y Fuerza de la Capital Federal and the Asociación de Personal Superior de Empresas de Energía on March 11, 1999 (through Resolution N° 31) and October 15, 1999 (through Resolution N° 318/99), respectively.

During 2005, two new collective bargaining agreements were signed with the Sindicato de Luz y Fuerza de la Capital Federal and the Asociación de Personal Superior de Empresas de Energía, which will expire on December 31, 2007 and October 31, 2007, respectively. These agreements were approved by the Ministry of Labor and Social Security on November 17, 2006 and October 5, 2006, respectively.

As of the date of issuance of these financial statements, meetings aimed at negotiating the renewal terms of both collective bargaining agreements, are being held with the above-mentioned unions.

w)	Financial statements comparison:

Certain amounts disclosed in the financial statements as of September 30, 2006 have been reclassified for comparative purposes, following the disclosure criteria used for the financial statements as of September 30, 2007.

Such reclassifications do not imply any changes in shareholders’ equity as of September 30, 2006 or in the results of operations for the nine-month period then ended.

x)	Foreign currency translation/ transactions:

The Company accounts for foreign currency denominated assets and liabilities and related transactions as follows:

The accounting measurements of purchases, sales, payments, collections, other transactions and outstanding balances denominated in foreign currency are translated into pesos using the exchange rates described below. Thus, the resulting amount in pesos represents the amount collected or to be collected, paid or to be paid.

For translation purposes, the following exchange rates are used:

a) the exchange rate in effect at the date of the transaction, for payments, collections and other transactions denominated in foreign currency; and

b) the exchange rate in effect at the date of the financial statements, for assets and liabilities denominated in foreign currency.

For transactions and balances denominated in foreign currency, the bid price is used for assets, and the offer price is used for liabilities.

The effect of such translations has been included in the Statements of Income as “Exchange difference” under “Financial income (expenses) and Holding gains (losses)”.

4.	TRADE RECEIVABLES

The detail of trade receivables as of September 30, 2007 and December 31, 2006 is as follows:

	2007	2006
Current:

Receivables from sales of electricity:
Billed	152,547	112,706

Unbilled
Sales of electricity	107,995	92,803
Retroactive tariff increase arising from the application of the new electricity rate schedule (Note 17.b item d)	45,942	0
Adjustment to present value of the retroactive tariff increase arising from the application of the new electricity rate schedule (Note 3.c)	(2,421)	0
Framework Agreement (Note 3.c and 13)	7,579	45,552
Framework Agreement - Payment plan with the Province of Bs. As. (Note 13)	18,076	0
Adjustment to present value of the Framework Agreement - Payment plan with the Province of Bs. As. (Note 3.c)	(463)	0
National Fund of Electricity (Note 17.a)	3,907	23,015
Cannon payable for the expansion of the network, transportation and others (Note 17.b)	12,700	11,882
In litigation	9,280	10,603
Subtotal	355,142	296,561
Less:
Allowance for doubtful accounts (Exhibit E)	(35,847)	(25,623)
	319,295	270,938

	2007	2006
Non-Current:
Receivables from sales of electricity:
Unbilled
Retroactive tariff increase arising from the application of the new electricity rate schedule (Note 17.b item d)	139,103	0
Adjustment to present value of the retroactive tariff increase arising from the application of the new electricity rate schedule (Note 3.c)	(29,520)	0
	109,583	0

5.	OTHER RECEIVABLES

The detail of other receivables as of September 30, 2007 and December 31, 2006 is as follows:

	2007	2006
Current:

Prepaid expenses (1)	2,254	1,305
Advances to suppliers	537	1,082
Advances to personnel	178	238
Related parties (2) (Note 15)	448	4,877
Preliminary attachments - ENRE - (Note 17.a)	59	67
Municipal Bonds (Note 3.e)	0	11,836
Allowance for impairment of value of Municipal Bonds ( Exhibit E)	0	(5,918)
Other debtors (3)	13,630	15,175
Allowance for other doubtful accounts (Exhibit E)	(2,750)	(2,300)
Other (4)	4,517	3,859
	18,873	30,221

	2007	2006
Non-current:

Other debtors (Note 16.c)	0	3,077
Tax credit on minimum presumed income (Note 3.n)	94,324	86,031
Net deferred tax assets (Note 3.n)	109,272	199,443
Allowance for impairment of value of deferred tax assets (Exhibit E)	(48,907)	(32,261)
Other	7	185
	154,696	256,475

(1)	Includes 102 and 101 in foreign currency (Exhibit G) as of September 30, 2007 and December 31, 2006.

(2)	Includes 4,429 in foreign currency (Exhibit G) as of December 31, 2006.

(3)	Includes 770 and 4,338 in foreign currency (Exhibit G) as of September 30, 2007 and December 31, 2006, respectively.

(4)	Includes 1,898 and 754 in foreign currency (Exhibit G) as of September 30, 2007 and December 31, 2006, respectively.

6.	TRADE ACCOUNTS PAYABLE

The detail of trade accounts payable as of September 30, 2007 and December 31, 2006 is as follows:

	2007	2006
Current:

Payables for purchase of electricity and other purchases (1)	192,697	158,371
Unbilled electric power purchases	77,618	92,877
Customer contributions (Note 3.p)	13,842	16,123
Other	828	269
	284,985	267,640

Non-Current:

Customer deposits (Note 3.p)	34,343	31,250

(1)
Includes 23,234 and 16,271 in foreign currency (Exhibit G) as of September 30, 2007 and December 31, 2006, respectively. Also, includes balances with SACME S.A. for 627 and 676 as of September 30, 2007 and December 31, 2006, respectively and balances with Errecondo, Salaverri, Dellatorre, Gonazalez & Burgio for 16 as of December 31, 2006 (Note 15).

7.	LOANS

The detail of loans as of September 30, 2007 and December 31, 2006 is as follows:

	2007	2006
Current:

Notes:
In foreign currency (Exhibit G and Note 14)
Fixed and Incremental rate Discount Notes - Class A	10,893	0
Fixed and Incremental rate Discount Notes - Class B	5,172	0
Interest (Note 14)	11,678	2,029
Subtotal	27,743	2,029
Adjustment to present value of notes	(1,061)	0
Notes at present value	26,682	2,029

Non-Current:

Notes:
In foreign currency (Exhibit G and Note 14)
Fixed and Incremental rate Par Notes - Class A	231,476	225,009
Fixed and Incremental rate Par Notes - Class B	125,008	153,986
Floating rate Par Notes - Class A	39,867	38,753
Fixed and Incremental Rate Discount Notes - Class A	424,858	466,409
Fixed and Incremental Rate Discount Notes - Class B	201,678	268,471
Subtotal	1,022,887	1,152,628
Adjustment to present value of notes	(9,816)	(57,138)
Notes at present value	1,013,071	1,095,490

8.	SALARIES AND SOCIAL SECURITY TAXES

The detail of salaries and social security taxes as of September 30, 2007 and December 31, 2006 is as follows:

	2007	2006
Current:

Salaries payable and accruals	47,182	44,423
Social Security (ANSES)	4,386	4,703
Early retirements payable (Note 3.o)	2,394	2,320
	53,962	51,446
Non-Current (Note 3.o):

Other personnel benefits (Note 2)	12,916	9,638
Seniority-based bonus	5,176	4,847
Early retirements payable	6,006	5,802
	24,098	20,287

9.	TAXES

The detail of taxes as of September 30, 2007 and December 31, 2006 is as follows:

	2007	2006
Current:

Provincial, municipal and federal contributions and taxes	27,342	19,568
Value Added Tax (VAT)	24,266	11,935
Tax on minimum presumed income	4,035	6,507
Withholdings	5,378	4,894
Municipal taxes	20,379	15,044
Other	4,417	4,244
	85,817	62,192

10.	OTHER LIABILITIES

The detail of other liabilities as of September 30, 2007 and December 31, 2006 is as follows:

	2007	2006
Current:

Technical Assistance (1)	262	4,465
Capital expenditures fund - CAMMESA (Note 17.b)	12,755	0
Fees related to the initial public offering of capital stock (2)	818	3,820
Fees related to debt restructuring (Exhibit G)	0	7,299
Fees related to the issuance of Corporate Notes (Note 23 and Exhibit G)	4,531	0
Program for the rational use of electric power (PUREE)	8,483	6,926
Other (3)	3,541	3,870
	30,390	26,380
Non-current:

ENRE penalties (Note 17 a and b)	260,180	241,079

(1)	In foreign currency (Exhibit G) as of September 30, 2007 and December 31, 2006, respectively. The 4,465 correspond to a balance with Electricidad Argentina S.A. as of December 31, 2006 (Note 15).

(2)	Includes 818 and 3,764 in foreign currency (Exhibit G) as of September 30, 2007 and December 31, 2006, respectively.

(3)
Includes 2,151 and 2,435 in foreign currency (Exhibit G) as of September 30, 2007 and December 31, 2006, respectively. Also, includes balances with Errecondo, Salaverri, Dellatorre, Gonzalez & Burgio for 473 and 208 as of September 30, 2007 and December 31, 2006, respectively (Note 15).

11.	NET SALES

The breakdown of net sales for the nine-month periods ended September 30, 2007 and 2006 is as follows:

	2007	2006

Sales of electricity (1)	1,478,957	1,001,102
Late payment charges	12,553	9,280
Pole leases	7,916	9,276
Connection charges	2,855	2,014
Reconnection charges	963	1,191
	1,503,244	1,022,863

(1) Net of ENRE penalties for 18,920 and 15,800 for the nine-month periods ended September 30, 2007 and 2006, respectively. (Note 17). As of September 30, 2007, includes 218,591 related to the retroactive tariff increase arising from the application of the new electricity rate schedule. (Note 17.b. item d).

12.	OTHER EXPENSE- NET

The breakdown of other expense, net for the nine-month periods ended September 30, 2007 and 2006 is as follows:

	2007	2006

Non operating income	1,355	3,600
Commissions on municipal taxes collection	1,314	1,148
Net expense from technical services	(2,492)	(59)
Voluntary retirements and terminations	(5,331)	(12,730)
Severance paid	(3,214)	(2,415)
Accrued litigation	(13,750)	(9,000)
Supplies recovered from third parties	0	5,782
Disposal of property, plant and equipment	(495)	(403)
Other	1,278	(954)
	(21,335)	(15,031)

13.	FRAMEWORK AGREEMENT

On January 10, 1994, the Company, together with EDESUR S.A., the Argentine Federal Government and the Government of the Province of Buenos Aires signed a Framework Agreement aimed at resolving the issue of supplying electricity to low-income areas and shantytowns. Pursuant to such Framework Agreement, the Company is entitled to receive compensation from a Special Fund for any non-payment of electricity supplied to low-income areas and shantytowns. The ENRE approved this Framework Agreement through Resolution N° 6 dated January 20, 1994, which was then ratified by both the Federal Government through Decree N° 584 dated April 22, 1994 and the Government of the Province of Buenos Aires through Decree N° 1,445 dated June 2, 1994.

In accordance with Section 5 of the above-mentioned Agreement, the Company waived its right to any claims and/or collection of bills, adjustments, surcharges and interest arising or accrued from September 1, 1992 through January 31, 1994, as a result of direct connections, power theft, unrecorded consumption or any other form of misappropriation of electricity or illegal use thereof. The economic value assigned to the above-mentioned waiver amounted to 20,000, for which purpose a Special Fund was set up. The cost of this Special Fund was borne by the Argentine Federal Government and the Province of Buenos Aires which contributed a percentage of the bills effectively collected from users in low-income areas and shantytowns. The four-year duration of this Special Fund, which commenced as from the date on which the Framework Agreement went into effect, ended on June 30, 1998. The Company has been fully compensated for the economic effect derived from the above-mentioned waiver.

As permitted by Section 13 of the Agreement, which stipulates that the terms and conditions of the Agreement may be subject to review and/or adjustments under certain circumstances, and taking into account that not all of the objectives of the Agreement could be completely fulfilled within the originally stipulated period, although most of them had been accomplished, and considering also that new shantytowns had appeared which had to be recognized, the parties agreed to extend the term of the Agreement for an additional fifty-month period ending August 31, 2002. During such additional period the original provisions of the Framework Agreement and the Regulations continued to be in effect. Furthermore, a new population census was conducted so as to identify those shantytowns which up to then had not been recognized. Said census has been completed and approved by the regulatory agency. Furthermore, the above-mentioned extension of the Framework Agreement was approved by the Argentine Federal Government through Decree N° 93 dated January 25, 2001.

As from the expiration date of the above-mentioned Agreement, the Company continued supplying electricity to low-income areas and shantytowns.

On October 6, 2003, the Company signed a new Framework Agreement with the Argentine Federal Government and the Government of the Province of Buenos Aires for a term of four years, which retroactively covered all the services provided as from September 1, 2002. This Agreement may be renewed for another four-year term should the parties so agree.

The new Agreement, whose terms and conditions are similar to those of the previous agreement, was ratified by both the Federal Executive Power and the Government of the Province of Buenos Aires through Decree N° 1972 dated December 29, 2004 (published in the Official Gazette on January 5, 2005) and Decree N° 617 dated April 5, 2005 (published in the Official Gazette on May 23, 2005), respectively.

As disclosed in Note 4, receivables under the new Agreement as of September 30, 2007 and December 31, 2006 amounted to 7,579 and 45,552, respectively. During the period ended September 30, 2007, the Company collected 5,828 from the Federal Government.

On October 26, 2006, the Company entered into a Payment Plan Agreement with the Government of the Province of Buenos Aires which establishes the conditions according to which the Province of Buenos Aires will honor its obligation to the Company under the Framework Agreement expired on December 31, 2006. In such agreement, the Company claims a debt amounting to 27,114, for the period September 2002 through June 2006, which the Province agrees to verify in accordance with the provisions of chapter VI -section 13 and related sections- of the Fund Regulations of the new Agreement. Furthermore, the Province agrees to pay the debt resulting from the aforementioned verification, in 18 equal, consecutive and monthly installments.

The aforementioned payment plan stipulates that together with the payment of the first six installments, the Province of Buenos Aires would pay the amounts resulting from the electricity provided to low-income areas and shantytowns during the last semester of 2006, which amount to 5,815.

The Company waived its right to interest accrued from the date on which the New Framework Agreement went into effect through the commencement of the agreed-upon installment plan. The aforementioned waiver is subject to the compliance of the Government of the Province of Buenos Aires with the agreed-upon installment plan.

The aforementioned agreement was approved by the Company’s Board of Directors on November 7, 2006 and published in the Official Gazette of the Province of Buenos Aires on May 29, 2007.

On April 24, 2007, the Company received a payment of 5,346, which includes the first three installments of the aforementioned payment plan for a total amount of 4,519. Furthermore, on June 21, 2007 the Province of Buenos Aires made a payment of 8,722 on account of the total debt arising from the Framework Agreement (Note 26.d).

The aforementioned Framework Agreement expired on December 31, 2006. As from such date the Company has been negotiating the renewal of such agreement with the Federal and Provincial Governments. However, the Company has continued supplying electricity to low-income areas and shantytowns.

14.	RESTRUCTURING OF FINANCIAL DEBT

On January 19, 2006, the Board of Directors approved the launching of a solicitation of consent for the restructuring of the Company’s financial debt through the exchange of such debt for a combination of cash and notes (the Restructuring) pursuant to a voluntary exchange offer (the Voluntary Exchange Offer) and/or an out-of-court reorganization agreement (Acuerdo Preventivo Extrajudicial) (the APE).

Furthermore, the holders of Gain Trust Notes due in 2005, which represented an interest in the private corporate note issued by the Company and held by a financial trust, were offered to directly participate in the Restructuring by exchanging their Gain Trust Notes for Floating Rate Notes due in 2006, and then exchanging such Notes for the consideration offered in the Restructuring.

The Restructuring

The Company made an exchange offer and launched a solicitation of consent to execute an APE with eligible holders of its outstanding financial debt. An APE is an insolvency procedure available to debtors under the Argentine Bankruptcy Law (LCQ) consisting of an out-of-court reorganization agreement between a debtor and creditors holding at least two thirds of unsecured debt, which is subject to judicial confirmation. Upon judicial confirmation, the APE becomes binding on all unsecured and non-preferred creditors, including non-consenting creditors, whether or not such creditors have participated in the negotiation or execution of the APE.

Creditors holding more than 65% of the Company’s outstanding financial debt (including accrued and unpaid interest and applicable penalties, if any) have committed, by signing support agreements with the Company, to tender their debt in the Voluntary Exchange Offer and give their consent to the APE, should this procedure be initiated.

The Company could carry out the Restructuring in accordance with one of the following three alternatives:

•
If creditors holding at least 66% but less than 93% of the aggregate outstanding amount give their consent to the Restructuring, the Company, the Supporting Creditors and the APE Representative, on behalf of Consenting Creditors, will promptly execute the Restructuring Agreement, and the Company may, at its own option, either proceed with a Mandatory Exchange through the APE or an In-APE Exchange on the Consummation Date or on the In-APE Exchange Date, respectively, subject in each case to the fulfillment of the Conditions to the APE Restructuring Alternatives;

•
If creditors holding at least 93% but less than 98% of the aggregate outstanding amount give their consent to the Restructuring, the Company may, at its own option, either proceed with an In-APE Exchange (subject to the fulfillment of the Conditions to the APE Restructuring Alternatives) on the In-APE Exchange Date or carry out the Voluntary Exchange Offer (subject to the fulfillment of the Conditions to the Voluntary Exchange Offer) on the Voluntary Exchange Date; or

•
If creditors holding at least 98% of the aggregate outstanding amount give their consent to the Restructuring, the Company will carry out the Voluntary Exchange Offer (subject to the fulfillment of the Conditions to the Voluntary Exchange Offer) on the Voluntary Exchange Date.

Each of these alternatives was subject to the fulfillment of certain conditions, including all necessary regulatory approvals.

On February 22, 2006, the Company informed that creditors holding 100% of the Company’s outstanding financial debt (including accrued and unpaid interest and applicable penalties) had accepted the restructuring process of the financial debt, either by directly giving their consent and/or signing support agreements with the Company. Consequently, in accordance with the degree of acceptance received, the Company carried out the Restructuring following the third alternative mentioned above.

The Company carried out the Restructuring through the exchange of the outstanding financial debt held by consenting creditors, at such creditors’ option, subject to proration and reallocation, for one or a combination of the following alternatives, which include the issuance of notes under the current corporate notes program:

•
The Fixed Rate Par Option: For each US$ 1,000 principal amount of outstanding financial debt, creditors received Fixed Rate Par Notes for a nominal value of US$ 1,000. The amount of Fixed Rate Par Notes issued under the Restructuring was not subject to a maximum amount. Interest on Fixed Rate Par Notes will be payable semiannually in arrears at an annual fixed rate, as detailed in the table below, and principal will be due and payable in semiannual installments based on the amortization schedule detailed in the table below:

Year	Annual Interest Rate on Fixed Rate Par Notes	Annually Scheduled Amortization

1	3.0%	0.0%
2	4.0%	0.0%
3	5.0%	0.0%
4	6.0%	0.0%
5	8.0%	0.0%
6	9.0%	10.0%
7	9.5%	10.0%
8 through 11	10.0%	10.0%, 10.0%, 10.0%, 50.0%

An amount of US$ 123.8 million in notes, comprised of two classes (Class “A” amounting to US$ 73.5 million and Class “B” amounting to US$ 50.3 million), was issued under this option.

•
The Floating Rate Par Option: For each US$ 1,000 principal amount of outstanding financial debt, creditors received Floating Rate Par Notes for a nominal value equal to (i) US$ 1,000 plus (ii) any accrued and unpaid interest as of December 31, 2005 (excluding penalty interest and additional amounts, if any) in respect of such US$ 1,000 principal amount of outstanding financial debt (or, in the case of Gain Trust Notes, any accrued and unpaid interest as of December 31, 2005 (excluding any penalty interest and additional amounts, if any) in respect of such US$ 1,000 principal amount of Gain Trust Notes). A maximum of US$ 50 million principal amount of outstanding financial debt could be exchanged under this option. Interest on Floating Rate Par Notes will be payable semiannually in arrears at an annual rate equal to LIBOR plus a spread, and principal will be due and payable in semiannual installments based on the amortization schedule detailed in the table below:

Year	Annual Spread Floating Rate Par Notes	Annually Scheduled Amortization

1	0.0%	0.0%
2	0.0%	0.0%
3	1.0%	0.0%
4 through 6	1.5%	0.0%, 0.0%, 5.0%
7 through 14	2.0%	5.0%, 5.0%, 5.0%, 5.0%, 5.0% 10.0%, 10.0%, 50.0%

An amount of US$ 12.7 million in notes was issued under this option.

•
The Combination Option: For each US$ 1,000 principal amount of outstanding financial debt, creditors received (i) a cash payment of US$ 283 and (ii) Discount Notes for a nominal value of US$ 667. A fixed amount of US$ 360 million principal amount of outstanding financial debt could be exchanged under this option. Interest on Discount Notes will be payable semiannually in arrears at an annual fixed rate, and principal will be due and payable in semiannual installments based on the amortization schedule detailed in the table below:

Year	Discount Applicable to Annual Interest Rate	Annually Scheduled Amortization

1	3.0%	0.0%
2	3.5%	0.0%
3	10.0%	5.0%
4	11.0%	5.0%
5 through 9	12.0%	5.0%, 5.0%, 10.0%, 10.0%, 60.0%

An amount of US$ 240 million in notes, comprised of two classes (Class “A” amounting to US$ 152.3 million and Class “B” amounting to US$ 87.7 million), was issued under this option.

The Company did not make any payment or capitalized any accrued and unpaid interest or any other accrued and unpaid additional amount on any Outstanding Debt exchanged under the Restructuring, other than as set forth in the above options.

Finally, on April 24, 2006, the Company made a cash payment of US$ 102,000,028 to those creditors who had chosen the Combination Option, and an additional payment of US$ 4,735,872 to those creditors who had validly given their consent and tendered their outstanding financial debt, pursuant to the terms of the restructuring proposal. The latter amount represents interest accrued on the original debt principal amount at the interest rate applicable to the notes for the period extending from January 1, 2006 to the date of issuance of the notes, which was, April 24, 2006.

Furthermore, in conformity with the options selected by the financial creditors and after applying the pro-ration and allocation mechanism, EDENOR issued the notes under the Global Corporate Notes Program.

As a result of the restructuring process, the defaulted debt prior to the restructuring, which amounted to US$ 540.9 million as of February 22, 2006, was reduced to US$ 376.4 million, with an average term of more than 8 years, at an average cost of 8% and final maturity in 2019.

During the nine-month period ended September 30, 2007, as a result of the public offering process described in Note 1, the Company, as required in the trust agreement for the issuance of corporate notes, has partially repurchased at market prices and in successive operations, “discount notes and fixed rate par notes” for an nominal value of US$ 46.6 million. After the aforementioned repurchases, the balance of the financial debt (principal) amounts to US$ 329,826 thousand.

Therefore, the Company’s post-restructuring and post-repurchase debt structure as of September 30, 2007 was comprised of the following Notes:
Type	Class	Debt structure in thousands of us$	Debt repurchase in thousands of us$	Post-repurchase debt structure in thousands of us$	Balance as of September 30, 2007 (Note 7) in thousands of pesos
	A	73,485		73,485	231,476
Fixed Rate Par Note
	B	50,289	(10,604)	39,685	125,008

Floating Rate Par Note	A	12,656		12,656	39,867

	A	152,322	(13,988)	138,334	435,751
Discount Note
	B	87,678	(22,012)	65,666	206,850

Total		376,430	(46,604)	329,826	1,038,952

The principal amortization schedule broken down by year of total debt, including the aforementioned repurchases and without considering possible adjustments, prepayments, redemptions or cancellations, is detailed in the table below:

Year	Amount in thousands of US$
2008	10,200
2009	10,200
2010	10,200
2011	22,150
2012	32,350
2013	32,350
2014	134,348
2015	11,950
2016	57,218
2017	1,266
2018	1,266
2019	6,328
329,826

As of September 30, 2007, the loss resulting from the repurchase of notes amounted to 808, which has been included in the statement of income for the nine-month period ended as of that date (Note 3.k).

Main covenants

As established in the trust agreement for the issuance of corporate notes, the main covenants assumed in relation to this transaction are the following:

•	Based on the level of excess cash (leverage ratio) and subject to maintaining an established minimum cash balance of US$ 15 million, the Company will be subject to the following conditions:

If EDENOR’s Leverage Ratio (defined as Total Financial Debt to Consolidated EBITDA) is higher than 3.5, any excess cash shall be applied, at the Company’s discretion, either for the purchase of notes through market purchases or for the optional redemption of notes.

If the Leverage Ratio is equal to or lower than 3.5, but higher than 3.0, the Company, at its discretion, will apply any excess cash as follows:

A minimum of 50% of such excess cash shall be applied, at the Company’s discretion, either for the purchase of notes through market purchases or for the optional redemption of notes; and a maximum of 50% of such excess cash shall be used to make permitted capital expenditures, regulatory capital expenditures or additional capital expenditures;

A minimum of 75% of such excess cash shall be applied, at the Company’s discretion, either for the purchase of notes through market purchases or for the optional redemption of notes; and a maximum of 25% of such excess cash shall be used entirely at the Company’s discretion, including, without limitation, for the payment of dividends;

If the Leverage Ratio is equal to or lower than 3.0, but higher than 2.5, the Company, at its discretion, will apply any excess cash as follows:

A minimum of 50% of such excess cash shall be applied, at the Company’s discretion, either for the purchase of notes through market purchases or for the optional redemption of notes; and a maximum of 50% of such excess cash shall be used entirely at the Company’s discretion, including, without limitation, for the payment of dividends;

If the Leverage Ratio is equal to or lower than 2.5, the Company is exempt from complying with the above-mentioned conditions and therefore any excess cash may be applied at its discretion.

•	The Company may make permitted capital expenditures up to an agreed-upon annual amount.

•
Upon the occurrence of an Adverse Event, EDENOR, at its discretion, may elect to defer, reschedule and capitalize up to one year of principal amortization payments and one year of interest payments on any or all series of notes by written notice to the holders on each payment date or prior thereto. This provision may be invoked only once in respect of both an Adverse Cash Flow Event and an Adverse Devaluation Event during the term of the Notes.

Adverse Cash Flow Event means the occurrence of any event or series of events that are outside the Company’s control and result in the Company’s inability to meet its debt service obligations, to the extent that the minimum cash balance is maintained. Adverse Devaluation Event means any measure or series of measures taken by the Argentine government, general market conditions or any other event that results in a 20% or larger devaluation of the Peso in any period of 12 consecutive months after the Issuance Date as compared to its value as of January 1, 2006.

•	The Company may incur additional indebtedness subject to certain conditions that are described in the trust agreement for the issuance of the corporate notes.

•
Restricted Payments: No dividends shall be paid until April 24, 2008 or until such time when the Company’s Leverage Ratio is lower than 2.5, whichever occurs first. Fees payable under the technical assistance agreement shall not exceed US$ 2 million. Payments to EASA shall not exceed US$ 2.5 million in any fiscal year.

•	-The Company may suspend compliance with any covenants provided that its leverage ratio is equal to or lower than 2.5.

•
In the case that the Company carries out a primary equity public offering and as long as the Company’s Leverage ratio is higher than 2.5, the Company shall be required to apply 25% of the net cash proceeds of the base offering amount to purchase notes through market purchases, taking into account that the Company shall have a two-year period to make the aforementioned purchases of notes through market purchases and the Company shall have no obligation to make the aforementioned purchases of notes at a price greater than the nominal value of the Notes.

As of the date of issuance of these financial statements, the Company has been complying with its obligations as stipulated in the trust agreement related to the corporate notes issued after the restructuring of the financial debt .

15.	BALANCES AND TRANSACTIONS WITH RELATED PARTIES

In the normal course of business, the Company carries out transactions with related parties. As of September 30, 2007 and December 31, 2006, outstanding balances with related parties are as follow:

	2007	2006
Other receivables (Note 5)
Electricidad Argentina S.A.	0	4,429
SACME S.A.	448	448
Total	448	4,877

Trade accounts payable (Note 6)
Errecondo, Salaverri, Dellatorre, Gonzalez & Burgio	0	(16)
SACME S.A.	(627)	(676)

Total	(627)	(692)

Other liabilities (Note 10)
Electricidad Argentina S.A.	0	(4,465)
Errecondo, Salaverri, Dellatorre, Gonzalez & Burgio	(473)	(208)
Total	(473)	(4,673)

Transactions carried out with related parties for the nine-month periods ended September 30, 2007 and 2006 are as follow:

	2007	2006

Other Income
Electricidad Argentina S.A.	7	2
Total	7	2

Expenses from services
SACME S.A.	(2,511)	(1,641)
Electricidad Argentina S.A.	(203)	0
EDF International	(3,727)	(5,269)
Total	(6,441)	(6,910)

Financial expenses, interest and penalties
EDF International	0	(4,422)
Electricidad Argentina S.A.	(4,648)	(6,538)
Errecondo, Salaverri, Dellatorre, Gonzalez & Burgio	(3,488)	0
Total	(8,136)	(10,960)

Financial debt restructuring result
EDF International	0	38,114

Adjustment to present value of notes
EDF International	0	12,180

Operating and Technical Assistance Agreements (As from the international secondary offering, EDF International is no longer a related party - Note 1)

In compliance with the provisions of both the Bid Package and the Transfer Contract, the Company has entered into an Operating Agreement with EDF International and ENHER, pursuant to which EDF International and ENHER would provide technical advisory services concerning the distribution and sale of electricity and would commit their experience and know-how to the achievement of an efficient and competitive management.

On July 16, 1999, ENHER assigned its rights and obligations arising from the above mentioned Operating Agreement to its controlling company ENDESA S.A.

On May 4, 2001, in compliance with that which has been mentioned in Note 1, ENDESA S.A. assigned its rights and obligations under the Operating Agreement to EDF International, thus leaving EDF International as the sole operator.

This Operating Agreement had an initial 10-year term as from September 1, 1992, which was extended until August 31, 2007.

The Company has registered said extension in the National Institute of Copyright (INPI) - Technology Transfer Division under number 9894.

On September 15, 2005, EDF International transferred the shares held in EASA (the controlling company of Edenor) and 14% of EDENOR’s shares to Dolphin. In connection with such transfer, the parties agreed to terminate the aforementioned Agreement and reduce the amount owed to EDF International for unpaid fees which amounted to 25,852.

However, since the Company still wishes to have access to EDF International’s know-how, experience and technical knowledge in the field of electricity distribution and sale, the Company and EDF International have entered into a new Technical Assistance Agreement for a period of 5 years or for such period during which Dolphin continues to be the controlling company of EASA. Upon the termination of the Technical Assistance Agreement EDENOR will pay EDF International an amount of US$ 10,000,000 as technical assistance fees in five equal annual installments of US$ 2,000,000. The first annual payment was made on January 9, 2006 and the second payment was made on December 14, 2006.

On December 7, 2005, the Company registered the new agreement in the National Institute of Copyright (INPI) - Technology Transfer Division under number 11,197.

Agreement with Electricidad Argentina S.A. (controlling company)

On April 4, 2006, the Company and EASA entered into an agreement pursuant to which EASA will provide technical advisory services on financial matters as from September 19, 2005 and for a term of five years. In consideration of these services, EDENOR will pay EASA an annual amount of US$2 million plus VAT. Any of the parties may terminate the agreement at any time by giving 60 days’ notice, without having to comply with any further obligations or paying any indemnification to the other party.

Agreement with Comunicaciones y Consumos S.A.

On March 16, 2007, the Company and Comunicaciones y Consumos S.A. (CYCSA) entered into an agreement pursuant to which the Company granted CYCSA the exclusive right to provide telecommunications services to the Company customers through the use of the Company’s network in accordance with the provisions of Decree Nº 764/2000 of the Federal Government, which contemplates the integration of voice, data and image transmission services through the existing infrastructure of electricity distribution companies such as the Company’s network. In accordance with the terms of the agreement, CYCSA will be responsible for all maintenance expenses and expenses related to the adapting of the Company’s network for the rendering of such telecommunications services. The term of the agreement will be ten years to commence from the date on which CYCSA is granted the license to render telecommunications services, which the Company estimates will occur during the second half of 2007. The agreement will be automatically renewed upon expiration date for subsequent periods of five years, unless notice to the contrary is given by any of the parties no less than 120 days prior to the expiration of the corresponding period. In accordance with the agreement, CYCSA shall periodically request access to the Company’s network. Such request will be evaluated by the Company and access will be granted based on the available capacity of the network. In consideration of the use of the network, CYCSA will grant the Company 2% of the annual charges collected from customers, before taxes, as well as 10% of the profits obtained from the rendering of the services. Furthermore, CYCSA will indemnify the Company for any obligation arising from the rendering of the services through the Company’s network. The agreement was signed on condition that CYCSA was to obtain the telecommunications license within a period of 180 days from the signing thereof, period which, in accordance with the terms of the agreement, could be extended. In line with that, the Board of Directors’ meeting hold on November 7, 2007 authorized the extension of the period for obtaining the aforementioned license which, nevertheless, continues to be a condition in order for the agreement to be valid and go into effect.

Agreement with Préstamos y Servicios S.A.

On March 16, 2007, the Company entered into an agreement with Préstamos y Servicios S.A. (PYSSA), a company engaged in the rendering of financial services, pursuant to which the Company granted PYSSA the exclusive right to conduct its direct and marketing services through the use of the Company’s facilities and mailing services. As part of the agreement, the Company agreed to provide physical space in some of its offices so that PYSSA be able to offer financial and loan services to the Company customers. Furthermore, the Company agreed to include PYSSA marketing material in the mail sent to customers, including the invoices. The term of the agreement is 5 years, which will be automatically renewed for subsequent periods of five years, unless any of the parties gives notice to the other of his intention to terminate the agreement no less than 120 days prior to the expiration of the corresponding period. In accordance with the terms of the agreement, PYSSA will pay the Company 2% of the monthly charges collected from customers, before taxes, as well as 10% of the profits obtained from its services. Furthermore, PYSSA agreed to indemnify the Company for any obligation arising from the rendering of its services. The agreement established that its term was subject to the authorization of the ENRE, which pronounced favorably through Resolution Nº 381/2007.

16.	CAPITAL STOCK

a)	General

As of September 30, 2007, the Company’s outstanding capital stock amounts to 906,455,100 shares, represented by 462,292,111 common, book-entry Class A shares with a par value of one peso each and the right to one vote per share; 442,210,385 common, book-entry Class B shares with a par value of one peso each and the right to one vote per share; and 1,952,604 common, book-entry Class C shares with a par value of one peso each and the right to one vote per share. Each and every share maintains the same voting rights, i.e. one vote per share. There are no preferred shares of any kind, dividend and/or preferences in the event of liquidation, privileged participation rights, prices and dates, or unusual voting rights. Moreover, there are no significant terms of contracts allowing for neither the issuance of additional shares nor any commitment of a similar nature. The capital increase of 74,844,900 shares resolved by the Board of Directors in the meeting held on June 14, 2007, as per the powers granted by the Shareholders’ Meeting held on June 7, 2006, was registered with the pertinent regulatory authorities on September 18, 2007 (Note 1).

As of December 31, 2006, the Company’s outstanding capital stock amounted to 831,610,200 shares, represented by 424,121,202 common, book-entry Class A shares with a par value of one peso each and the right to one vote per share; 324,327,978 common, book-entry Class B shares with a par value of one peso each and the right to one vote per share; and 83,161,020 common, book-entry Class C shares with a par value of one peso each and the right to one vote per share.

b)	Restriction on the transfer of the Company’s common shares

The Company’s by-laws provide that Class “A” shareholders may transfer their shares only with the prior approval of the ENRE. The ENRE must communicate its decision within 90 days upon submission of the request for such approval, otherwise the transfer will be deemed approved.

Furthermore, Caja de Valores S.A. (the Public Register Office), which keeps the Share Register of the shares, is entitled (as stated in the Company’s by-laws) to reject such entries which, at its criterion, do not comply with the rules for the transfer of common shares included in (i) the Argentine Business Organizations Law, (ii) the Concession Agreement and (iii) the Company’s by-laws.

In addition, Class “A” shares are pledged during the entire term of the concession as security for the performance of the obligations assumed under the Concession Agreement.

Additionally, in connection with the issuance of Class 2 Corporate Notes, EASA is required to be the beneficial owner and owner of record of not less than 51% of EDENOR’s issued, voting and outstanding shares.

Section ten of the Adjustment Agreement signed with the Grantor of the Concession and ratified through Decree No. 1957/06, stipulates that from the signing of the agreement through the ending of the Contractual Transition Period, the majority shareholders may not modify their ownership interest nor sells their shares.

c)	Employee Stock Ownership Program (ESOP)

At the time of the privatization of SEGBA (the Company’s predecessor), the Argentine Government assigned the Company’s Class C shares, representing 10% of the Company’s outstanding capital stock, for the creation of an Employee Stock Ownership Program (ESOP) in compliance with the provisions of Law N° 23,696 and its regulatory decrees. Through this program, certain eligible employees (including former SEGBA employees who had been transferred to the Company) were entitled to receive a specified number of Class C shares, to be calculated on the basis of a formula that took into consideration a number of factors including employee salary, position and seniority. In order to implement the ESOP, a general transfer agreement, a voting trust agreement and a trust agreement were signed.

Pursuant to the general transfer agreement, participating employees were allowed to defer payment of the Class C shares over time. As a guarantee for the payment of the deferred purchase price, the Class C shares were pledged in favor of the Argentine government. This pledge was released on April 27, 2007 upon full payment to the Argentine Government of the deferred purchase price of all Class C shares. Additionally, in accordance with the terms of the original trust agreement, the Class C shares were held in trust by Banco Nación, acting as trustee, for the benefit of the ESOP participating employees and the Argentine Government. Furthermore, in accordance with the voting trust agreement, all political rights of participating employees (including the right to vote at ordinary and extraordinary shareholders’ meetings) were to be jointly exercised until full payment of the deferred purchase price and release of the pledge in favor of the Argentine Government. On April 27, 2007, ESOP participating employees fully paid the deferred purchase price to the Argentine Government, accordingly, the pledge was released and the voting trust agreement was terminated.

In accordance with the regulations applicable to the ESOP, participating employees who retired before full payment of the deferred purchase price to the Argentine Government was made, were required to transfer their shares to the Guarantee and Repurchase Fund (Fondo de Garantía y Recompra) at a price to be calculated in accordance with a formula established in the general transfer agreement. As of the date of payment of the deferred purchase price, the Guarantee and Repurchase Fund had not fully paid the amounts due to former ESOP participating employees for the transfer of their Class C shares.

A number of former employees of both SEGBA and the Company have brought legal actions against the Guarantee and Repurchase Fund, the Argentine Government and, in few cases, against the Company, in each case in relation to the administration of the Employee Stock Ownership Program. The plaintiffs who are former employees of SEGBA were not deemed eligible by the corresponding authorities to participate in the Employee Stock Ownership Program at the time of its creation. This decision is being disputed by the plaintiffs who are therefore seeking compensation. The plaintiffs who are former employees of the Company are claiming payment for the unpaid amounts owed to them by the Guarantee and Repurchase Fund either due to non-payment of the transfer of their shares upon retirement in favor of the Guarantee and Repurchase Fund or incorrect calculation of amounts paid to them by the Guarantee and Repurchase Fund. In several of these claims, the plaintiffs have obtained attachment orders or preliminary injunctions against the Guarantee and Repurchase Fund on Class C shares and funds deposited in such Fund. Due to the fact that the resolution of these legal proceedings is still pending, the Federal Government has instructed Banco Nación to create a Contingency Fund so that a portion of the proceeds of the offering of the Employee Stock Ownership Program Class C shares be kept during the course of the legal actions.

In accordance with agreements, laws and decrees that govern the Employee Stock Ownership Program, the Class C shares may only be held by personnel of the Company, therefore before the public offering of the Class C shares that had been separated from the Program, such shares were converted into Class B shares and sold. In conformity with the by-laws, the political rights previously attributable to Class C shares are at present jointly exercised with those attributable to Class B shares and the holders of the remaining Class C shares will vote jointly as a single class with the holders of Class B shares when electing directors and supervisory committee members. As of September 30, 2007, 1,952,604 Class C shares, representing 0.2% of the Company’s capital stock, are outstanding.

17.	REGULATORY FRAMEWORK

a)	General

The Company's business is regulated by Law N° 24,065, which created the ENRE. In this connection, the Company is subject to the regulatory framework provided under the aforementioned Law and the regulations issued by the ENRE.

The ENRE is empowered to: a) approve and control tariffs, and b) control the quality of both the service and the technical product, as established in the Concession Agreement. Failure to comply with the provisions of such Agreement and the rules and regulations governing the Company's business will make the Company liable to penalties that may include the forfeiture of the concession.

As from September 1, 1996, there has been a change in the methods applied to control the quality of both the product and the service provided by the Company. Within this new framework, compensation between areas and circuits of different quality is not allowed, instead, the specific quality provided to individual customers, rather than an average customer value, must be measured. As a result, fines will be credited to users affected by service deficiencies in future bills. Penalties are imposed in connection with the following major issues:

1.	Deviation from quality levels of technical product, as measured by voltage levels and network variations;

2.	Deviation from quality levels of technical service, as measured by the average interruption frequency per Kilovatios (KVA) and total interruption time per KVA;

3.	Deviation from quality levels of commercial service, as measured by the number of claims and complaints made by customers, service connection times, the number of estimated bills and billing mistakes;

4.	Failure to comply with information gathering and processing requirements so as to evaluate the quality of both the technical product and the technical service;

5.	Failure to comply with public safety regulations.

As of September 30, 2007 and December 31, 2006, the Company has accrued the penalties for resolutions not yet issued by the ENRE corresponding to the six-month control periods elapsed through those dates. As of December 31, 2006, the Company has applied the adjustment contemplated in the Temporary Tariff Regime (TTR) (Note 17.b item vii).

As of September 30, 2007 and December 31, 2006, liabilities for penalties amounting to 260,180 and 241,079, respectively, have been included in non-current liabilities (Note 10).

In addition, as of September 30, 2007, the Company’s management has considered that the ENRE has complied with the obligation to suspend lawsuits aimed at collecting penalties.

Furthermore, the Company has been notified of certain preliminary attachments levied on funds deposited in its bank accounts as a consequence of the executory proceedings brought by the ENRE against the Company for imposed and unpaid penalties in the amount of 59 and 67 as of September 30, 2007 and December 31, 2006, respectively (Note 5). Additionally, after September 30, 2007 and until the date of issuance of these financial statements, the Company has not been notified of any other attachments (Note 17.b).

Moreover, on July 12, 2006 the National Energy Secretariat issued Resolution N° 942/2006 which modifies the allocation of any excess funds resulting from the difference between surcharges billed and discounts made to customers, deriving from the implementation of the Program for the Rational Use of Electric Power (PUREE), which provides for the application of both tariff incentives and penalties aimed at encouraging customers to reduce consumption. As from July 1, 2006, such excess funds may be applied against the amounts receivable that the Company maintains in the Trade receivables account as Unbilled -National Fund of Electricity, for “Quarterly Adjustment Coefficient of the National Fund of Electricity” (section 1 of Law N° 25,957) for 3,907 and 23,015 as of September 30, 2007 and December 31, 2006, respectively. On August 10, 2006 the ENRE issued Resolution Nº 597/2006 which regulates the aforementioned Resolution N° 942/2006 of the National Energy Secretariat and establishes the compensation mechanism to be used.

b)	Concession

The term of the concession is 95 years and may be extended for an additional maximum period of 10 years. The term of the concession is divided into management periods: a first period of 15 years and subsequent periods of 10 years. At the end of each management period, the Class “A” shares representing 51% of EDENOR’s capital stock, currently held by EASA, must be offered for sale through a public bidding. If EASA makes the highest bid, it will continue to own the Class “A” shares, and no further disbursements will be necessary. On the contrary, if EASA is not the highest bidder, then the bidder who makes the highest bid must pay EASA the amount of the bid in accordance with the conditions of the public bidding. The proceeds of the sale of Class “A” shares will be delivered to EASA after deducting any amounts receivable to which the Grantor of the concession may be entitled.

In accordance with the provisions of the Concession Agreement, the Company shall take the necessary measures to guarantee the supply and availability of electricity so as to meet demand in due time and in accordance with stipulated quality levels, for which purpose the Company shall be required to guarantee sources of supply.

For such purpose, the Company has the exclusive right to render electric power distribution and sales services within the concession area to all users who are not authorized to obtain their power supply from the Electric Power Wholesale Market (MEM), thus being obliged to supply all the electric power that may be required. In addition, the Company shall allow free access to its facilities to any MEM agents whenever required, under the terms of the Concession. No specific fee must be paid by the Company under the Concession Agreement during the term of the Concession.

On January 6, 2002, the Federal Executive Power passed Law N° 25,561 whereby adjustment clauses denominated in US dollars or any other foreign currencies, indexation clauses based on price indexes from other countries, as well as any other indexation mechanisms stipulated in the contracts entered into by the Federal Government, including those related to public utilities, were declared null and void as from such date. The resulting prices and rates were converted into Argentine pesos at a rate of 1 peso per US dollar. Furthermore, Law N° 25,561 authorized the Federal Executive Power to renegotiate public utility contracts taking certain requirements into account.

In accordance with the provisions of Laws N° 25,972, 26,077 and 26,204, both the declaration of economic emergency and the period to renegotiate public utility contracts were extended through December 31, 2005, 2006 and 2007, respectively.

As a part of the renegotiation process, the Unit of Renegotiation and Analysis of Public Utility Contracts (UNIREN) proposed the signing of an Adjustment Agreement that would be the basis of a comprehensive renegotiation agreement of the Concession Agreement. The Company satisfied the regulatory agency’s requirements; provided an answer to the proposal and attended the public hearing convened for such purpose, rejecting in principle the proposal on the grounds that it did not properly address the need to redefine the terms of the agreement as contemplated by the law. Nevertheless, the Company ratified its willingness to reach an understanding that would restore the financial and economic equation of the concession agreement. On September 21, 2005, the Company signed the Adjustment Agreement within the framework of the process of renegotiation of the Concession Agreement set forth in Law N° 25,561 and supplementary regulations. Due to the appointment of a new Economy and Production Minister, on February 13, 2006 a new copy of the Adjustment Agreement was signed under the same terms as those stipulated in the agreement signed on September 21, 2005.

The Adjustment Agreement establishes the following:

i)
the implementation of a Temporary Tariff Regime (RTT) effective as from November 1, 2005, including a 23% average increase in the distribution margin, which may not result in an increase in the average tariff of more than 15%, and an additional 5% average increase in the value added distribution (VAD), allocated to certain specified capital expenditures;

ii)	the requirement that during the term of said temporary tariff regime, dividend payment is subject to the approval of the regulatory authority;

iii)	the establishment of a “social tariff” for the needy and the levels of quality of the service to be rendered;

iv)	the suspension of the claims and legal actions filed by the Company and its shareholders in national or foreign courts due to the effects caused by the Economic Emergency Law (Note 25);

v)
the carrying out of a Revision of the Company Tariff Structure (RTI) which will result in a new tariff regime that will go into effect on a gradual basis and remain in effect for the following 5 years. In accordance with the provisions of Law N° 24,065, the National Electric Power Regulatory Authority will be in charge of such review;

vi)
the implementation of a minimum investment plan in the electric network for an amount of 178.8 million to be fulfilled by EDENOR during 2006, plus an additional investment of 25.5 million should it be required (item f below);

vii)
the adjustment of the penalties imposed by the ENRE that are payable to customers as discounts, which were notified by such regulatory agency prior to January 6,  2002 as well as of those that have been notified, or whose cause or origin has arisen in the period between January 6, 2002 and the date on which the Adjustment Agreement goes into effect;

viii)
the waiver of the penalties imposed by the ENRE that are payable to the Argentine State, which have been notified, or their cause or origin has arisen in the period between January 6, 2002 and the date on which the Adjustment Agreement goes into effect;

ix)
the payment of the penalties imposed by the ENRE, which are described in paragraph vii above, in fourteen semiannual installments, which represent approximately two-thirds of the penalties imposed by the ENRE before January 6, 2002 as well as of those that have been notified, or whose cause or origin has arisen in the period between January 6, 2002 and the date on which the Adjustment Agreement goes into effect, subject to compliance with certain requirements.

Said agreement was ratified by the Federal Executive Power through Decree No. 1957/06, signed by the President of Argentina on December 28, 2006 and published in the Official Gazette on January 8, 2007. This agreement stipulates the terms and conditions that, upon compliance with the other procedures required by the regulations, will be the fundamental basis of the Comprehensive Renegotiation of the Concession Agreement of electric power distribution and sale within the federal jurisdiction, between the Federal Executive Power and the Company.

Additionally, on February 5, 2007 the Official Gazette published Resolution N° 51/2007 of the ENRE which approves the Company’s new electricity rate schedule applicable for consumption recorded as from February 1, 2007. This document provides for the following:

a)
A 23% average increase in distribution costs, service connection costs and service reconnection costs in effect which the Company collects as the holder of the concession of the public service of electric power distribution, except for the residential tariffs;

b)
Implementation of an additional 5% average increase in distribution costs, to be applied to the execution of the works and infrastructure plan detailed in Appendix II of the Adjustment Agreement. In this regard, the Company has set up the required fund, which as of September 30, 2007 amounts to 10,561. This amount is net of the 12,755 transferred to CAMMESA on October 12, 2007 (Note 10);

c)
Implementation of the Cost Monitoring Mechanism (MMC) contemplated in Appendix I of the Adjustment Agreement, which for the six-month period beginning November 1, 2005 and ending April 30, 2006, shows a percentage of 8.032%. This percentage will be applied to non-residential consumption recorded from May 1, 2006 through January 31, 2007;

d)
Invoicing in 55 equal and consecutive monthly installments of the differences arising from the application of the new electricity rate schedule for non-residential consumption recorded from November 1, 2005 through January 31, 2007 (items i) and ii) above) and from May 1, 2006 through January 31, 2007 (item iii) above);

e)
Invoicing of the differences corresponding to deviations between foreseen physical transactions and those effectively carried out and of other concepts related to the Wholesale Electric Power Market (MEM), such as the Specific fee payable for the expansion of the network, Transportation and Others, included in Trade Receivables under Receivables from sales of electricity as Unbilled (Note 4);

f)
Presentation, within a period of 45 calendar days from the issuance of this resolution, of an adjusted annual investment plan, in physical and monetary values, in compliance with the requirements of the Adjustment Agreement.

In the year ended December 31, 2006 the Company has recorded the adjustment of the penalties described in paragraph a) of this note, for an amount of 46,972.

Revenues from the retroactive tariff increase deriving from the implementation of the new electricity rate schedule applicable to non-residential consumption for the period of November 1, 2005 through January 31, 2007, have been fully recognized in the financial statements for the nine-month period ended September 30, 2007. Such amount, which totals 218,591, will be invoiced in 55 equal and consecutive monthly installments, as described in item d) of paragraph b) of this note. As of September 30, 2007, the installments corresponding to the months of February through September 2007 for a total of 33,546 have already been billed.

On April 30, 2007, the Official Gazette published Resolution No. 434/2007 of the Energy Secretariat which adjusts the time periods set forth in the Adjustment Agreement signed by the Company and the Grantor of the Concession and ratified by Decree No. 1957 of the Federal Government dated December 28, 2006.

In this regard, the aforementioned Resolution provides that the contractual transition period established in the Adjustment Agreement will be in effect from January 6, 2002 to the date on which the Revision of the Company Tariff Structure (RTI) contemplated in the aforementioned Adjustment Agreement, goes into effect.

Furthermore, the Resolution establishes that the new electricity rate schedule resulting from the RTI will go into effect on February 1, 2008. It also stipulates that, in the event that the tariff resulting from the RTI is higher than the tariff established in section 4 of the Adjustment Agreement, the transfer of the increase to the tariff will be made in accordance with the provisions of section 13.2 of the Adjustment Agreement, which establish that the first adjustment will take effect as from February 1, 2008 and the second will take effect six months later, maintaining the percentages agreed-upon in the Adjustment Agreement.

The aforementioned resolution requires the Company to present an investment plan before May 1, 2007 (which has already been complied with), and the extension of the obligations and commitments set forth in section 22 of the Adjustment Agreement until the date on which the electricity rate schedule resulting from the RTI goes into effect, allowing the Company and its shareholders to resume the claims suspended as a consequence of the Adjustment Agreement if the new electricity rate schedule does not go into effect in the aforementioned time period.

Furthermore, on July 7, 2007 the Official Gazette published Resolution N° 467/07 of the ENRE pursuant to which the first management period is extended for 5 years to commence as from the date on which the Revision of the Company Tariff Structure (RTI) goes into effect. Its original maturity would have taken place on August 31, 2007.

On September 19, 2007, the Energy Secretariat by Note No. 1006/07 requested to the Company to comply with the provisions of Resolutions No. 1875 and 223/07 of the aforementioned Secretariat, dated December 5, 2005 and January 26, 2007, respectively.

In accordance with the aforementioned resolutions, the Company must transfer to CAMMESA, 61.96% of the total amount of the special fund set up in compliance with Clause 4.7 of the Adjustment Agreement, plus any interest accrued on the financial investments made by the Company with such funds. Such funds will be used for the execution of the capital expenditures to connect Central Costanera and Central Puerto generation of electricity plants. As of September 30, 2007, the Company recorded 12,506 in Property, plant and equipment (Exhibit A) under the Construction in process account, 249 in financial income (expense) generated by liabilities under interest account, and 12,755 in Other liabilities under Capital Expenditure fund - CAMMESA account (Note 10). On October 12, 2007, the Company paid said other liability to CAMMESA with the corresponding value added tax.

c) Concession of the use of real property

Pursuant to the Bid Package, SEGBA granted the Company the free use of real property for periods of 3, 5 and 95 years, with or without a purchase option, based on the characteristics of each asset, and the Company would be responsible for the payment of any taxes, charges and contributions levied on such properties and for the taking out of insurance against fire, property damage and third-party liability, to SEGBA’s satisfaction.

The Company may make all kind of improvements to the properties, including new constructions, upon SEGBA’s prior authorization, which will become the grantor’s property when the concession period is over, and the Company will not be entitled to any compensation whatsoever. SEGBA may terminate the gratuitous bailment contract after demanding the performance by the Company of any pending obligation, in certain specified cases contemplated in the Bid Package. At present, as SEGBA’s residual entity has been liquidated, these presentations and controls are made to the National Agency of Public Properties (ONABE).

As of the date of issuance of these financial statements, the Company had acquired for an amount of 12,765, nine of these properties whose gratuitous bailment contracts had expired. The title deeds of eight of these properties have been executed at a price of 12,375. As for the remaining property, a down payment of 117 has been made while the outstanding amount of 273 will be payable upon the execution of the title deed on a date to be set by the Ministry of Economy.

18.	CASH FLOW INFORMATION

a)	Cash and cash equivalents:

For the preparation of the Statement of Cash Flows, the Company considers as cash equivalents all highly liquid investments with original maturities of three months or less.

	As of September 30, 2007	As of December 31, 2006	As of September 30, 2006	As of December 31, 2005
Cash and Banks	5,050	481	2,821	11,659
Time deposits	156,668	1,360	3,761	278,238
Money market funds	25,875	30,832	34,267	18,242
Notes receivable (Commercial Paper - Erste Bank Austría)	3,972	0	0	0

Total cash and cash equivalents in the Statement of Cash Flows	191,565	32,673	40,849	308,139

b)	Interest paid and collected:

	For the nine-month periods ended September 30,
	2007	2006
Interest paid during the period (*)	(22,024)	(19,384)
Interest collected during the period	2,291	1,482

(*) Capitalized in Property, plant and equipment 7,416 and 7,108 as of September 30, 2007 and 2006, respectively.

19.	INSURANCE COVERAGE

As of September 30, 2007, the Company has taken out the following insurance policies for purposes of safeguarding its assets and commercial operations:

Risk covered		Amount insured

Comprehensive (1)	$US	417,516,597
Mandatory life insurance		$17,334,000
Theft of securities	$US	100,000
Vehicles (theft, third party liability and damages)		$8,095,200
Special equipment	$US	621,627
Land freight	$US	2,000,000
Imports freight		$2,250,000

(1)
Includes: fire, partial theft, tornado, hurricane, earthquake, earth tremors, flooding and debris removal from facilities on facilities providing actual service, except for high, medium and low voltage networks.

20.	CLAIM OF THE PROVINCE OF BUENOS AIRES BOARD OF ELECTRIC POWER

On December 1, 2003, the Board of Electric Power of the Province of Buenos Aires (Board) filed a claim against EDENOR in the amount of 284,364 that includes surcharges and interest as of the date of the claim, and imposed penalties for an amount of 25,963, due to the Company’s alleged failure to act as collecting agent of certain taxes established by Decrees-law N° 7290/67 and 9038/78 from July 1997 through June 2001.

On December 23, 2003, the Company appealed the Board's decision with the Tax Court of the Province of Buenos Aires, which had the effect of temporarily suspending the Company’s obligation to pay. Such appeals were filed on the grounds that the Federal Supreme Court had declared that the regulations established by the aforementioned Decrees-law were unconstitutional, as they were incompatible with the Province of Buenos Aires’ commitment not to levy any taxes on the transfer of electricity.

On March 20, 2007, the Board of Electric Power of the Province of Buenos Aires amended the original complaint to include an additional claim in the amount of 7,720 that includes surcharges and interest as of the date of the claim for the period of July 2001 through June 2002 -extending the claim to certain Company Directors.

On June 27, 2007, the Tax Court of the Province of Buenos Aires pronounced in favor of the appeal duly lodged by the Company.

Therefore, no accrual has been recorded for these claims as the Company’s management believes that there exist solid arguments to support its position.

21.	LEGAL ACTION FOR ALLEGED ENVIRONMENTAL POLLUTION

On May 24, 2005, three of EDENOR’s employees were indicted on charges of polychlorinated biphenyl (PCB)-related environmental contamination. In connection with this alleged violation, the judge ordered a preliminary attachment on the Company's assets in the amount of 150 million to cover the potential cost of damage repair, environmental restoration and court costs. On May 30, 2005, the Company filed appeals against both the charges brought against its employees and the attachment order. On December 15, 2005, the Court of Appeals dismissed the charges against all three defendants and, accordingly, revoked the attachment order against the Company’s assets. The decision of the Court of Appeals, which was based on the fact that the existence of pollution could not be proved, also established that the trial judge should order the acquittal of two ENRE public officers who had been indicted on related charges. An appeal against this decision was filed in the Tribunal de Casación (the highest appellate body for this matter), which on April 5, 2006 ruled that the appeal against the decision regarding EDENOR’s employees and the Company was not admissible.

On July 16, 2007, the Company was notified that on July 11, 2007 the Investigating Judge ruled the definitive acquittal of all Company officials and employees that had been indicted in the case, thus ordering the closing of the case. This decision may be appealed.

The Company’s management estimates that there are no legal grounds for any action against the Company or its employees in connection with this matter. Accordingly, no accrual has been recorded in the financial statements.

22.	RESTRICTIONS ON THE DISTRIBUTION OF EARNINGS

In accordance with the provisions of Law N° 19,550, 5% of the net income for the year must be appropriated to the legal reserve, until such reserve equals 20% of capital stock. The Ordinary Shareholder’s Meeting held on April 16, 2007, did not appropriate any amount to said legal reserve as of December 31, 2006, due to the existence of accumulated losses as of the end of that year.

Moreover, in accordance with the provisions of Law N° 25,063, passed in December 1998, dividends to be distributed, whether in cash or in kind, in excess of accumulated taxable profits as of the fiscal year-end immediately preceding the date of payment or distribution, shall be subject to a final 35% income tax withholding, except for those dividends distributed to shareholders who are residents of countries benefited from conventions for the avoidance of double taxation, who will be subject to a lower tax rate. For income tax purposes, accumulated taxable income shall be the unappropriated retained earnings as of the end of the year immediately preceding the date on which the above-mentioned law went into effect, less dividends paid plus the taxable income determined as from such year and dividends or income from related companies in Argentina.

Since the restructuring of the Company’s financial debt referred to in Note 14, the Company is not allowed to distribute dividends until April 24, 2008 or until such time when the Company’s leverage ratio is lower than 2.5, whichever occurs first. As from such date/time, distribution of dividends will only be allowed under certain circumstances depending on the Company’s indebtedness ratio.

Certain restrictions on the distribution of dividends by the Company and the need for approval by the ENRE for any distribution have been disclosed in Note 17.b).

23.	CORPORATE NOTES PROGRAM

The Annual General Shareholders’ Meeting held on February 23, 2006, approved the extension of the Global Medium-Term Corporate Notes Issuance Program for a Maximum Amount outstanding at any time of up to US$ 600,000,000 (or its equivalent in any other currency). Said extension was also approved by the CNV through Resolution N° 15,359 issued by the CNV’s Board of Directors on March 23, 2006.

On June 14, 2007, the Company’s Board of Directors approved the updating of the Trust Agreement for the issuance of corporate notes that had been duly approved by the CNV, as required by section 76 of Chapter VI of the CNV’s Regulations. On June 1, 2007, the Company filed with the CNV a new version of the trust agreement together with accounting and financial information as well as other relevant data on the Company as of March 31, 2007.

On June 28, 2007, the Company’s Board of Directors approved the issuance and public offering, within the framework of the Program and under the terms of Law No. 23,576 as amended, of fixed rate Corporate Notes, which may be issued in one or more series, for a nominal value of up to US$ 250,000,000 with maximum maturity in 2017 (Note 26.a).

For the nine-month period ended September 30, 2007, expenses incurred by the Company in relation to this process amounted to 5,043 of which an amount of 4,531 remains outstanding (Note 10).

24.	BREAKDOWN OF TEMPORARY INVESTMENTS, RECEIVABLES AND LIABILITIES BY COLLECTION AND PAYMENT TERMS

As required by the CNV’s regulations, the balances of the accounts below as of September 30, 2007, are as follow:

Term	Time Deposits and Money Market Funds	Receivables (1)	Loans	Other payables (2)

With no explicit due date	25,875	0	0	260,180

With due date

Pastdue:

Upto three months	0	57,416	0	0
From three to six months	0	7,390	0	0
From six to nine months	0	6,040	0	0
From nine to twelve months	0	6,316	0	0
Over one year	0	81,406	0	0
Total past due	0	158,568	0	0

To become due:

Upto three months	160,640	181,019	11,678	426,629
From three to six months	0	12,606	0	13,982
From six to nine months	0	12,492	15,004	7,272
From nine to twelve months	0	12,080	0	7,271
Over one year	0	313,186	1,013,071	58,441
Total to become due	160,640	531,383	1,039,753	513,595

Total with due date	160,640	689,951	1,039,753	513,595

Total	186,515	689,951	1,039,753	773,775

(1)	Excludes allowances

(2)	Comprises total liabilities except accrued litigation and debt notes.

Due to the financial debt restructuring mentioned in Note 14, Corporate Notes accrue interest at floating and fixed rates, which amount to approximately 9.51% on average; only 3.84% of the debt accrues interest at a floating rate whereas the remaining accrues interest at a fixed rate.

25.	EFFECTS OF THE DEVALUATION OF THE ARGENTINE PESO AND OF OTHER CHANGES TO THE ECONOMIC RULES

Since early December 2001, the Argentine Government authorities implemented a number of monetary and exchange control measures that mainly included restrictions on (i) the free availability of funds deposited with banks and (ii) the making of transfers of funds abroad, other than those related to foreign trade, which required the Argentine Central Bank’s prior approval.

On January 6, 2002, the Argentine Congress passed the Economic Emergency and Foreign Currency Exchange System Reform Law N° 25,561 which involved a significant change of the economic model then in force, and the amendment of the Convertibility Law under which the peso had been pegged at par with the dollar since March 1991. The new Law further empowered the Federal Executive Power to implement additional monetary, financial and foreign currency exchange measures to overcome the economic crisis in the medium term.

As a consequence of the changes implemented, from January 2002 through March 2007 there was an increase in the domestic wholesale price index of 189%, in accordance with the information released by the Argentine Institute of Statistics and Census.

As established by the aforementioned Economic Emergency and Foreign Currency Exchange System Reform Law, the exchange loss resulting from applying the new rate of exchange to the net position of assets and liabilities denominated in foreign currency as of January 6, 2002, has been deducted from income tax at a rate of 20% per annum over the five fiscal years ending after the effective date of the above mentioned Law (from fiscal year 2002 through fiscal year 2006).

Moreover, through different resolutions issued by the BCRA, the restrictions imposed on the remittance of funds abroad were lifted. However, the obligation to comply with the information reporting requirement established by the BCRA’s Resolution A 3602 and supplementary regulations is still in effect.

Furthermore, different regulations were issued that established:

a)	the conversion into pesos of public works contracts and privatized utility rates with adjustment clauses in US dollars at the rate of ARS 1 per US dollar.

The impossibility of applying the tariff adjustment mechanisms stipulated in the concession agreement.

b)
the renegotiation of the concession agreement, whose process was declared open by Law N° 25,561 and regulated by Decrees N° 370/02 and 311/03 of the Federal Executive Power. The period for the completion of the aforementioned process has been extended by Law N° 25,972 until December 31, 2005, by Law N° 26,077 until December 31, 2006 and subsequently until December 31, 2007 by Law N° 26,204.

These financial statements include the effects deriving from the new economic and foreign currency exchange policies known as of their date of issuance. All estimates made by the Company’s Management have contemplated such policies. The effects of any additional measures to be implemented by the Government and the regulations to be issued on measures previously adopted will be recognized in the financial statements at the time the Company’s Management becomes aware of them.

26.	SUBSEQUENT EVENTS

a)	Corporate Notes Program (Note 23)

On October 9, 2007, the Company issued and carried out the public offering of Class 7 Corporate Notes for US$ 220,000,000, as part of the Global Medium-Term Corporate Notes Issuance Program for a maximum amount outstanding at any time of up to US$ 600,000,000 (or its equivalent in any other currency). The 10-year term Corporate Notes were issued at an issue price of 100% of the principal amount, and accrue interest as from the date of issuance at a fixed rate of 10.5% per annum, payable on April 9 and October 9 of each year, with the first interest payment maturing on April 9, 2008. Principal will be amortized in one single payment at maturity date, which is October 9, 2017. The Company has requested authorization for the trading of the Corporate Notes on the Buenos Aires Stock Exchange, the Mercado Abierto Electrónico S.A. (the OTC market of Argentina), the Luxembourg Stock Exchange, and the Euro MTF Market, which is the alternative market of the Luxembourg Stock Exchange. Furthermore, the Company may request authorization for the listing of the Corporate Notes on the PORTAL Market as well as authorization for their trading and/or negotiation on any other stock exchange and/or self-regulated market of Argentina and/or abroad.

Most of the net proceeds from the sale of the Corporate Notes will be used for the repurchase, payment or redemption of the Company’s outstanding Discount Corporate Notes due in 2014.

Main Covenants:

1) Negative Covenants

The terms and conditions of the Corporate Notes include a series of negative covenants that limit the Company’s actions with regard to, among others, the following:

•	encumbrance or authorization to encumber its property or assets;

•	incurrence of indebtedness, in certain specified cases;

•	sale of the Company’s assets related to its main business;

•	carrying out of transactions with shareholders or related parties;

•	making of certain payments (including, among others, dividends, purchases of Edenor’s common shares or payments on subordinated debt).

2) Suspension of Covenants

Certain negative covenants stipulated in the trust agreement will be suspended or adjusted if:

(a)	The Company’s long-term debt rating is raised to Investment Grade, or

(b)	The Company’s Level of Indebtedness is equal to or lower than 2.5.

If the Company subsequently losses its Investment Grade rating or its Level of Indebtedness is higher than 2.5, as applicable, the suspended negative covenants will be once again applied.

However, the reinstatement of the covenants will not affect those acts which the Company may have performed during the suspension of such covenants.

3) Registration Rights

In accordance with the Registration Rights Agreement, the Company has agreed to file with the Securities and Exchange Commission, within a period of 300 days from the original date of issuance of the Corporate Notes, an application requesting authorization for an authorized exchange offer of the Corporate Notes for news notes of the same class registered with the SEC in accordance with the Securities Act, representing the same outstanding debt and subject to similar terms and conditions.

The exchanged corporate notes would have no restrictions concerning their transfer and would be freely transferable after the authorized exchange offer by those Corporate Notes holders who are not related parties of the Company.

b) Repurchase of Corporate Notes

Since October 1, 2007 and until the date of issuance of these financial statements, the Company, as required in the trust agreement for the issuance of Corporate Notes, has partially repurchased at market prices and in successive operations “discount notes and fixed rate par notes” for a nominal value of US$ 163.9 million.

c) Regulatory framework

On October 4, 2007 the Official Gazette published Resolution 1037/2007 of the National Energy Secretariat.

The aforementioned resolution establishes that the amounts paid by the Company for the Quarterly Adjustment Coefficient (CAT) implemented by Section 1 of Law Nº 25,957, as well as the amounts corresponding to the Cost Monitoring Mechanism (MMC) (Note 17 b and c) has to be deducted from the funds resulting from the difference between surcharges billed and discounts made to customers, deriving from the implementation of the Program for the Rational Use of Electric Power (PUREE), until their transfer to the tariff is granted by the regulatory authority.

The resolution also establishes that the MMC adjustment for the period May 2006 through April 2007, applicable as from May 1, 2007, amounts to 9.63%.

Additionally, on October 25, 2007 the ENRE issued Resolution No. 710/2007 which approves the MMC compensation mechanism established in Resolution No. 1037/2007 of the Energy Secretariat.

d) Framework Agreement - Payment Plan Agreement with the Government of the Province of Buenos Aires

On October 24, 2007 the Province of Buenos Aires made a payment of 4,519 on account of the total debt arising from the Framework Agreement.

27.	FINANCIAL STATEMENTS TRANSLATION INTO ENGLISH LANGUAGE

These financial statements are the English translation of those originally prepared by the Company in Spanish and presented in accordance with accounting principles generally accepted in Argentina. The effects of the differences between accounting principles generally accepted in Argentina and the accounting principles generally accepted in the countries in which the financial statements are to be used have not been quantified. Accordingly, the accompanying financial statements are not intended to present the financial position, results of operation, shareholder’s equity or cash flows in accordance with accounting principles generally accepted in the countries of users of the financial statements, other than Argentina.

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR S.A.)

FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2007 AND DECEMBER 31, 2006

EXHIBIT A

PROPERTY, PLANT AND EQUIPMENT

(stated in thousands of pesos)

	Original value					Depreciation					Net	Net
MAIN ACCOUNT	At beginning of year	Additions	Retirements	Transfers	At end of period	At beginning of year	Retirements	For the period	Annual rate	At end of period	book value 2007	book value 2006
FACILITIES IN SERVICE
Substations	849,840	0	0	22,725	872,565	284,103	0	19,543	3 - 4%	303,646	568,919	565,737
High voltage networks	343,107	0	0	38,841	381,948	122,853	0	8,330	3 - 4%	131,183	250,765	220,254
Medium voltage networks	748,656	0	(59)	21,224	769,821	275,357	(34)	18,115	3 - 4%	293,438	476,383	473,299
Low voltage networks	1,628,179	0	(740)	25,636	1,653,075	878,202	(270)	45,842	4 - 5%	923,774	729,301	749,977
Transformation chambers and platforms	460,791	0	0	25,792	486,583	175,334	0	11,872	3 - 4%	187,206	299,377	285,457
Meters	546,887	0	0	29,444	576,331	211,057	0	17,935	4 - 5%	228,992	347,339	335,830
Buildings	76,215	0	0	756	76,971	19,955	0	829	2 - 3%	20,784	56,187	56,260
Communications network and facilities	83,637	0	0	586	84,223	48,273	0	3,170	4 - 5%	51,443	32,780	35,364
Total facilities in service	4,737,312	0	(799)	165,004	4,901,517	2,015,134	(304)	125,636		2,140,466	2,761,051	2,722,178
FURNITURE, TOOLS AND EQUIPMENT
Furniture, equipment and software projects	161,913	6,276	0	0	168,189	151,031	0	5,376	12 - 13%	156,407	11,782	10,882
Tools and other	44,922	77	0	0	44,999	41,213	0	1,007	10 - 11%	42,220	2,779	3,709
Transportation equipment	15,066	664	0	0	15,730	13,376	0	426	20%	13,802	1,928	1,690
Total furniture, tools and equipment	221,901	7,017	0	0	228,918	205,620	0	6,809		212,429	16,489	16,281
Total assets subject to depreciation	4,959,213	7,017	(799)	165,004	5,130,435	2,220,754	(304)	132,445		2,352,895	2,777,540	2,738,459
CONSTRUCTION IN PROCESS
Transmission	114,270	73,269	0	(61,566)	125,973	0	0	0		0	125,973	114,270
Distribution and other	72,693	119,483	0	(103,438)	88,738	0	0	0		0	88,738	72,693
Total construction in process	186,963	192,752	0	(165,004)	214,711	0	0	0		0	214,711	186,963
Total 2007	5,146,176	199,769	(799)	0	5,345,146	2,220,754	(304)	132,445		2,352,895	2,992,251	0
Total 2006	4,932,424	215,782	(2,030)	0	5,146,176	2,043,154	(1,380)	178,980		2,220,754	0	2,925,422

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR S.A.)

FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2007 AND DECEMBER 31, 2006

EXHIBIT C

INVESTMENTS IN OTHER COMPANIES

(stated in thousands of pesos)

							Information on Issuer
								Last financial statements issued
Name and features of securities	Class	Face value	Number	Adjusted cost	Value on equity method	Net book value 09/30/07	Main activity	Date	Capital	Income for the period	Equity	% interest in capital stock	Net book value 12/31/06

NON-CURRENT INVESTMENTS

Art. 33 Law No. 19,550
-Companies-

Affiliated Company:
SACME S.A.	common	$1	6,000	15	432	432	Electric	06/30/2007	28	108	864	50	378
	non-endorsable						power
							services
Total						432							378

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR S.A.)

FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2007 AND DECEMBER 31, 2006

EXHIBIT D

OTHER INVESTMENTS

(stated in thousands of pesos)

	Net book value
MAIN ACCOUNT	2007	2006

CURRENT INVESTMENTS

Time deposits
. in foreign currency (Exhibit G)	120,360	1,360
. in local currency	36,308	0

Money market funds
. in local currency	25,875	30,832

Notes receivable (Commercial Paper - Erste Bank Austría)
. in foreign currency (Exhibit G)	3,972	0

Total	186,515	32,192

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR S.A.)

FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2007 AND DECEMBER 31, 2006

EXHIBIT E

ALLOWANCES AND ACCRUALS

(stated in thousands of pesos)

	2007				2006
MAIN ACCOUNT	At beginning of year	Additions	Retirements	At end of period	At end of year
Deducted from current assets

For doubtful accounts	25,623	15,323	(5,099)	35,847	25,623

For other doubtful accounts	2,300	450	0	2,750	2,300

For impairment of value of Municipal bonds	5,918	0	(5,918)	0	5,918

Deducted from non-current assets

For impairment of value of deferred
tax assets	32,261	16,646	0	48,907	32,261

Included in current liabilities

Accrued litigation	25,914	13,750	(3,049)	36,615	25,914

Included in non-current liabilities

Accrued litigation	40,606	1,678	0	42,284	40,606

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR S.A.)

FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2007 AND DECEMBER 31, 2006

EXHIBIT G

FOREIGN CURRENCY DENOMINATED ASSETS AND LIABILITIES

	2007				2006
Account	Foreign currency type and amount (2)		Exchange rate(1)	Booked amount in thousands of pesos	Foreign currency type and amount (2)		Booked amount in thousands of pesos
Current Assets
Cash and banks	US$	99,598	3.1100	310	US$	61,953	187
	ECU	34,670	4.4355	154	ECU	31,288	125
Investments
Time deposits	US$	38,701,126	3.1100	120,360	US$	450,184	1,360
Notes receivable (Commercial Paper - Erste Bank Austría)	US$	1,277,307	3.1100	3,972	US$	0	0
Other receivables
Prepaid expenses	US$	32,929	3.1100	102	US$	33,450	101
Related companies	US$	0	3.1100	0	US$	1,465,585	4,429
Other debtors	US$	247,433	3.1100	770	US$	1,435,544	4,338
Other	US$	610,308	3.1100	1,898	US$	249,637	754

Total Current Assets				127,566			11,294
Total Assets				127,566			11,294
Current Liabilities
Trade accounts payable	US$	7,088,356	3.1500	22,328	US$	5,050,196	15,464
	ECU	201,659	4.4928	906	ECU	199,772	807

Loans notes	US$	8,807,352	3.1500	27,743	US$	662,494	2,029
Other liabilities
Technical assistance	US$	83,333	3.1500	262	US$	1,458,322	4,465
Fees related to the initial public offering of capital stock	US$	259,717	3.1500	818	US$	1,229,162	3,764
Fees related to debt restructuring	US$	0	3.1500	0	US$	2,383,781	7,299
Fees related to corporate notes issuance program	US$	1,420,970	3.1500	4,476	US$	0	0
	ECU	12,200	4.4928	55	ECU	0	0
Other	US$	607,808	3.1500	1,915	US$	738,336	2,261
	ECU	52,582	4.4928	236	ECU	42,986	174
Total Current Liabilities				58,739			36,263
Non-Current Liabilities

Loans notes	US$	324,726,032	3.1500	1,022,887	US$	376,429,657	1,152,628
Total Non-Current Liabilities				1,022,887			1,152,628
Total Liabilities				1,081,626			1,188,891

(1) Selling and buying exchange rate of Banco de la Nación Argentina in effect at the end of the period.

(2) US$ = US Dollar; ECU = Euro

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR S.A.)

INFORMATION REQUIRED BY SECTION 64 CLAUSE b) OF LAW No. 19,550

EXHIBIT H

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2007 AND 2006

(stated in thousands of pesos)

	2007				2006
Description	Transmission and Distribution Expenses	Selling Expenses	Administrative Expenses	Total	Total
Salaries and social security taxes	91,248	18,463	26,351	136,062	106,952
Postage and telephone	1,065	5,983	1,018	8,066	7,323
Bank commissions	0	5,601	0	5,601	4,950
Allowance for doubtful accounts	0	15,773	0	15,773	11,440
Supplies consumption	20,409	595	1,194	22,198	17,883
Outsourced services	56,702	21,043	4,221	81,966	60,736
Rent and insurance	1,768	475	2,512	4,755	3,362
Security service	2,924	136	498	3,558	2,969
Professional fees	1,124	116	2,105	3,345	3,652
Computer services	23	2,088	8,488	10,599	7,911
Advertising	0	0	12,957	12,957	6,239
Reimbursements to personnel	4,076	856	981	5,913	5,270
Temporary personnel	209	1,115	212	1,536	1,299
Depreciation of property, plant and equipment	129,168	1,126	2,151	132,445	134,759
Technical assistance (*)	4,591	0	0	4,591	5,269
Directors and Supervisory Committee members' fees	0	0	639	639	0
Tax on financial transactions	0	0	18,063	18,063	14,166
Taxes and charges	1,008	8,405	919	10,332	7,303
Other	92	40	1,223	1,355	1,566
Total 2007	314,407	81,815	83,532	479,754	-
Total 2006	268,649	66,983	67,417	-	403,049

(*) Includes 3,727 and 5,269 as of september 30, 2007 and 2006, respectively with Related Parties (Nota 15).

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR S.A.)

Legal address: 1025 Azopardo Street - Autonomous City of Buenos Aires

INFORMATIVE SUMMARY

FOR THE NINE-MONTH PERIODS ENDED

SEPTEMBER 30, 2007, 2006, 2005, 2004 AND 2003

1. General Comments

(Not covered by the Independent Auditors’ Report)

(Figures stated in thousands of pesos as indicated in Note 2 to the financial statements)

In the nine-month period ended September 30, 2007, the Company recorded a net income of 69,923 due mainly to the recognition of the retroactive tariff increase derived from the implementation of the new electricity rate schedule, which amounted to 218,591. As of the end of the period, the Company’s shareholders’ equity amounts to 1,922,046 . During the period, there was a capital increase of 181,773 as a result of the Initial Public Offering of capital stock.

Net operating income amounted to 350,844, which represents a significant increase as compared to the net operating income of 30,406 recorded in the same period of the previous year. The positive evolution is due to the increase recorded in the gross margin (retroactive tariff increase, tariff increase since February 1, 2007, increase in electricity demand), partially offset by the increase recorded in operating costs.

The demand for electricity in the concession area recorded an accumulated increase of 10% as compared to the same period of 2006.

The investment in property, plant and equipment totaled 199,769. This amount was mainly allocated to increasing service quality levels and meeting current and new customer demand.

2. Comparative balance sheet structure

(figures stated in thousands of pesos as indicated in Note 2 to the financial statements)

ACCOUNTS	09.30.2007	09.30.2006	09.30.2005	09.30.2004	09.30.2003
Current Assets	550,658	341,745	503,465	498,599	427,912
Non-Current Assets	3,263,815	3,065,654	2,999,657	3,007,920	3,040,237
Total Assets	3,814,473	3,407,399	3,503,122	3,506,519	3,468,149

Current Liabilities	518,451	403,839	1,949,226	1,892,834	1,343,363
Non-Current Liabilities	1,373,976	1,366,248	76,139	72,294	489,295
Total Liabilities	1,892,427	1,770,087	2,025,365	1,965,128	1,832,658

Shareholders’ Equity	1,922,046	1,637,312	1,477,757	1,541,391	1,635,491

Total Liabilities and Shareholders’ Equity	3,814,473	3,407,399	3,503,122	3,506,519	3,468,149

3. Comparative income structure

(figures stated in thousands of pesos as indicated in Note 2 to the financial statements)

ACCOUNTS	09.30.2007	09.30.2006	09.30.2005	09.30.2004	09.30.2003
Net operating income	350,844	30,406	515	35,969	51,046
Financial income (expenses) and holding gains (losses)	(152,770)	172,338	(55,001)	(99,547)	184,724
Other (expense) income, net	(21,335)	(15,031)	5,358	(11,855)	(6,451)

Income (loss) before taxes	176,739	187,713	(49,128)	(75,433)	299,319

Income tax	(106,816)	72,315	0	0	0

Net Income (Loss) for the Period	69,923	260,028	(49,128)	(75,433)	229,319

4. Statistical data (in units of power)

(Not covered by the Independent Auditors’ Report)

CONCEPT	UNIT	09.30.2007	09.30.2006	09.30.2005	09.30.2004	09.30.2003
Sales of electricity (1)	GWh	13,574	12,408	11,757	11,069	10,345
Electricity purchases (1)	GWh	15,376	13,977	13,254	12,572	11,922

(1) The related amounts include toll fees.

5. Ratios

RATIOS		09.30.2007	09.30.2006	09.30.2005	09.30.2004	09.30.2003
Current	Current assets	1.06	0.85	0.26	0.26	0.32
	Current liabilities

Solvency	Shareholders’ Equity	1.02	0.92	0.73	0.78	0.89
	Total liabilities

Fixed assets	Non-current assets	0.86	0.90	0.86	0.86	0.88
	Total assets

Income (loss) before taxes	Income (Loss) before taxes	9.54%	13.63%	(3.22)%	(4.67)%	16.31%
	Shareholders’ Equity excluding income (loss) for the period

6. Outlook

(Not covered by the Independent Auditors’ Report)

During the first nine months of 2007, the Argentine economy continued increasing at a high rate.

Both tax collection and the international reserves of the Argentine Central Bank continued increasing, as it occurred during 2006.

As regards inflation, the government continues monitoring the evolution of prices of some basic products and services, and has signed price agreements with several major companies.

With regard to the Adjustment Agreement, it was ratified by the Federal Government through Decree No. 1957/06 which was published in the Official Gazette on January 8, 2007. Additionally, on February 5, 2007 the Official Gazette published Resolution Nº 51/2007 of the ENRE which approves the Company’s new electricity rate schedule, to be applied for electricity consumption recorded as from February 1, 2007. Furthermore, on April 30, 2007 the Official Gazette published Resolution Nº 434/2007 of the Energy Secretariat which establishes, among other things, that the new electricity rate schedule resulting from the Revision of the Company Tariff Structure (RTI) will go into effect on February 1, 2008. On October 4, 2007, the Official Gazette published Resolution 1037/2007 of the National Energy Secretariat which establishes that the amounts corresponding to the Cost Monitoring Mechanism (MMC) be deducted from the funds resulting from the difference between surcharges billed and discounts made to customers, deriving from the implementation of the Program for the Rational Use of Electric Power (PUREE) until their transfer to the tariff is recognized.

These regulations allow and will allow an increase in revenues which will improve the Company’s operating indicators.

The Company has successfully carried out the public offering process of part of its capital stock in local and international markets with the purpose of increasing financing resources, using the proceeds for improving the development of its activities and the rendering of services as well as for the partial reduction of its financial indebtedness.

Furthermore, on October 9, 2007, the Company issued and carried out the public offering of 10-year term Corporate Notes for US$ 220,000,000, as part of the Global Medium-Term Corporate Notes Issuance Program, which allows for the improvement of the Company’s financing structure.

Buenos Aires, November 7, 2007

ROGELIO PAGANO
Director

INDEPENDENT AUDITORS´ REPORT
(Limited Review Report on Interim Financial Statements)

To the President and Board of Directors of

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE
SOCIEDAD ANONIMA (EDENOR S.A.)
Azopardo 1025
City of Buenos Aires

1. Identification of the financial statements subject to limited review

We have reviewed the accompanying financial statements of EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE SOCIEDAD ANONIMA (EDENOR S.A.) (the “Company”), which include the balance sheet as of September 30, 2007, and the statements of income, changes in shareholders´ equity and cash flows for the nine-month period then ended, with their notes 1 to 27 (note 2 and 3 describe a summary of significant accounting policies) and supplemental Exhibits A, C, D, E, G and H, thereto.

The financial statements and the supplemental information referred to above are presented for comparative purposes with the financial statements and the supplemental information for the year ended December 31, 2006 and the nine-month period ended September 30, 2006.

The Company's Board of Directors and Management are responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in Argentina, for public companies. Such accounting principles include those approved by the Professional Council of Economic Sciences of the City of Buenos Aires and the alternatives selected by the National Securities Commission (CNV) in certain accounting areas whereby the professional accounting principles accept more than one accounting criteria. This responsibility includes (i) designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to errors or omissions or to irregularities; (ii) selecting and applying appropriate accounting policies, and (iii) making accounting estimates that are reasonable in the circumstances. Our responsibility is to express an assertion on these financial statements based on our review carried out pursuant to the scope of work outlined in section 2 of this report.

2. Scope of the limited review

Our review was limited to the application of the procedures established by Argentine auditing standards approved by the Argentine Federation of Professional Councils in Economic Sciences and adopted by the Professional Council of Economic Sciences of the Buenos Aires City for interim financial statements.

A limited review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Argentina, the objective of which is the issuance of an opinion on the financial statements taken as a whole. A review of interim financial information consists principally of applying analytical procedures to financial data, perform global tests and of making inquiries to Company’s personnel responsible for financial and accounting matters.

Accordingly, we do not express such an opinion on the Company’s financial position as of September 30, 2007, on the results of its operations, the changes in its shareholders´ equity, and its cash flows for the nine-month period then ended.

3. Assertion

Based on the procedures applied as described in section 2, which did not include all the procedures necessary to enable us to express an opinion on the financial statements referred to in section 1, we assert that the financial statements of EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE SOCIEDAD ANONIMA (EDENOR S.A.) as of September 30, 2007 mentioned in section 1 take into account all material facts and circumstances which we are aware of and we have no observations to make on them.

The figures for the year ended December 31, 2006 and for the nine-month period ended September 30, 2006, which are presented for comparative purposes, as it is stated in section 1, agree with those included in the financial statements corresponding to such dates,

a)	Our unqualified auditors’ report on the financial statements for the year ended December 31, 2006 was issued on February 21, 2007.

b)
Our limited review report related to the nine-month period ended September 30, 2006 was issued on November 7, 2006 and was subject to the resolution of the uncertainties described in section a) of the Explanatory paragraph of such report. These uncertainties have been solved with the ratification of the Adjustment Agreement and the approval of the new electricity rate schedule, as it is described in Note 17 b).

4. Financial statements translation into English language

This report and the financial statements referred to in section 1 have been translated into English for the convenience of English- speaking readers. As further explained in Note 27 to the accompanying financial statements,“These financial statements are the English translation of those originally prepared by the Company in Spanish and presented in accordance with accounting principles generally accepted in Argentina. The effects of the differences between accounting principles generally accepted in Argentina and the accounting principles generally accepted in the countries in which the financial statements are to be used have not been quantified. Accordingly, the accompanying financial statements are not intended to present the financial position, results of operations, shareholders’ equity or cash flows in accordance with accounting principles generally accepted in the countries of users of the financial statements, other than Argentina”.

City of Buenos Aires, November 7, 2007

DELOITTE & Co. S.R.L.

Daniel H. Recanatini
(Partner)

SUPERVISORY COMMITTEE’S REPORT

To the Shareholders of
EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE
SOCIEDAD ANONIMA (EDENOR S.A.)

1.- In our capacity as members of the Supervisory Committee and as required by section 63 clause b of the Buenos Aires Stock Exchange Regulations, we have performed a limited review of the balance sheet of Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (Edenor S.A.) (hereinafter, “Edenor S.A.” or the “Company”) as of September 30, 2007 and the related statements of income, changes in shareholders’ equity and cash flows for the nine-month period then ended, with their Notes 1 through 27 and supplemental exhibits A, C, D, E, G and H thereto. The preparation and issuance of the financial statements are the responsibility of the Company.

2.- We have performed our review in accordance with current regulations established in Technical Resolution No. 15 of the Argentine Federation of Professional Councils in Economic Sciences. Those regulations require that the documents detailed in item 1 be examined in accordance with generally accepted auditing standards for the limited review of financial statements for interim periods and that such review include verification of the consistency of the documents subject to the review with the information on corporate decisions laid down in the minutes and whether such decisions comply with the law and the Company's by-laws as to their formal and documentary aspects. In conducting our review of the documents detailed in item I, we have taken into account the limited review performed by the external auditors, Deloitte & Co. S.R.L., who issued their Report dated November 7, 2007, in accordance with auditing standards generally accepted in Argentina for the limited review of financial statements for interim periods. Our review included the work planning, nature, scope and opportunity of the review procedures applied as well as the conclusions of the limited review performed by said auditors. A limited review consists principally of applying analytical procedures to financial data and of making inquiries to Company personnel responsible for financial and accounting matters. A limited review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is to express an opinion on the financial statements taken as a whole. Accordingly, we do not express such an opinion. Our review did not include management, marketing or operating criteria applied by the Company, which are the responsibility of the Company's Board of Directors.

3.- Based on our review, performed with the scope described in item 2, which did not include all the procedures necessary to enable us to express an opinion on the financial statements subject to the review, we are able to report that the financial statements of EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE SOCIEDAD ANONIMA (EDENOR S.A.) as of September 30, 2007 referred to in item 1 of this report take into account all material facts and circumstances of which we have become aware, and we have no further observations to make in relation to such financial statements.

4.- With regard to the figures for the year ended December 31, 2006 and for the nine-month period ended September 30, 2006, which are presented for comparative purposes, we have verified that they agree with those included in the financial statements as of those dates based on which the Supervisory Committee has issued:

a)	Their unqualified report on the financial statements for the year ended December 31, 2006 dated February 21, 2007.

b)
Their limited review report on the financial statements for the nine-month period ended September 30, 2006, dated November 7, 2006, which was subject to the resolution of the uncertainties described in the explanatory paragraph of such report. These uncertainties have been solved with the ratification of the Adjustment Agreement by the Federal Executive Power and the issuance of the new electricity rate schedule, as described in note 17 b).

5.- The provisions of section 294 of the Argentine Business Organizations Law have been complied with.

City of Buenos Aires, November 7, 2007.
By the Supervisory Committee

Javier Errecondo Member

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By: /s/ Rogelio Pagano

Rogelio Pagano

Chief Financial Officer

Date: November 9, 2007